UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Campinas, March 27, 2018 – CPFL Energia S.A. (B3: CPFE3 and NYSE: CPL), announces its 4Q17/2017 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 4Q16/2016, unless otherwise stated.

CPFL ENERGIA ANNOUNCES ITS 2017 RESULTS

Indicators (R$ Million)	4Q17	4Q16	Var.	2017	2016	Var.
Sales within the Concession Area - GWh	16,827	15,484	8.7%	65,576	56,988	15.1%
Captive Market	11,464	11,038	3.9%	45,358	41,278	9.9%
Free Client	5,363	4,446	20.6%	20,218	15,711	28.7%
Gross Operating Revenue	11,093	8,596	29.1%	40,053	30,785	30.1%
Net Operating Revenue	7,460	5,512	35.3%	26,745	19,112	39.9%
EBITDA(1)	1,366	1,004	36.0%	4,864	4,126	17.9%
Net Income	498	137	262.6%	1,243	879	41.4%
Investments(2)	694	694	0.03%	2,617	2,289	14.3%

Notes:

(1)   EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12. See the calculation in item 4.6 of this report;

(2)   Includes investment related to the construction of transmission lines of CPFL Transmissão Morro Agudo and, according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” (in non-current assets). Does not include special obligations.

2017 HIGHLIGHTS

•     Increase in load in the concession area (+2.2%);

•     Increases of 39.9% in Net Operating Revenue and of 17.9% in EBITDA;

•     Investments of R$ 694 million in 4Q17 and of R$ 2,617 million in 2017;

•     Pro forma net debt of R$ 14.5 billion and leverage of 3.20x pro forma Net Debt/EBITDA;

•     Integration of RGE Sul;

•     Grouping of the concessions of the distribution companies CPFL Santa Cruz, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa;

•     CPFL Energia’s Tag Along Tender Offer: auction occurred on Nov 30, 2017; State Grid now holds 94.75% of the shares issued by CPFL Energia.

4Q17/2017 Results | March 27, 2018

INDEX

1) MESSAGE FROM THE CEO	4

2) ENERGY SALES	6
2.1) Sales within the Distributors’ Concession Area	6
2.1.1) Sales by Segment – Concession Area	8
2.1.2) Sales to the Captive Market	8
2.1.3) Free Clients	9
2.2) Generation Installed Capacity	10

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION	11
3.1) Consolidation of CPFL Renováveis Financial Statements	13
3.2) Consolidation of RGE Sul Financial Statements	13
3.3) Economic-Financial Performance Presentation	13
3.4) Consolidation of Transmission Companies	13

4) ECONOMIC-FINANCIAL PERFORMANCE	14
4.1) Opening of economic-financial performance by business segment	14
4.2) Reclassification of the Concession Financial Asset	15
4.3) Sectoral Financial Assets and Liabilities	15
4.4) Operating Revenue	16
4.5) Cost of Electric Energy	17
4.6) Operating Costs and Expenses	19
4.7) EBITDA	23
4.8) Financial Result	23
4.9) Net Income	26

5) INDEBTEDNESS	27
5.1) Debt (IFRS)	27
5.2) Debt in Financial Covenants Criteria	28
5.2.1) Debt Amortization Schedule in Financial Covenants Criteria	28
5.2.2) Indexation and Debt Cost in Financial Covenants Criteria	29
5.3) Net Debt in Financial Covenants Criteria and Leverage	30

6) INVESTMENTS	31
6.1) Actual Investments	31
6.2) Investments Forecasts	31

7) ALLOCATION OF RESULTS	32

8) STOCK MARKETS	33
8.1) Stock Performance	33
8.2) Daily Average Volume	33

9) CORPORATE GOVERNANCE	34

10) SHAREHOLDERS STRUCTURE	35
10.1) State Grid Transaction	35
10.2) Merger of the distribution companies	36

11) PERFORMANCE OF THE BUSINESS SEGMENTS	37
11.1) Distribution Segment	37
11.1.1) Economic-Financial Performance	37
11.1.1.1) Reclassification of the Adjustments to the Concession´s Financial Asset	37
11.1.1.2) Sectoral Financial Assets and Liabilities	37

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11.1.1.3) Operating Revenue	38
11.1.1.4) Cost of Electric Energy	40
11.1.1.5) Operating Costs and Expenses	43
11.1.1.6) EBITDA	46
11.1.1.7) Financial Result	46
11.1.1.8) Net Income	49
11.1.2) Tariff Events	49
11.1.3) Operating Performance of Distribution	51
11.2) Commercialization and Services Segments	53
11.2.1) Commercialization Segment	53
11.2.2) Services Segment	53
11.3) Conventional Generation Segment	54
11.3.1) Economic-Financial Performance	54
11.3.1.1) Operating Revenue	54
11.3.1.2) Cost of Electric Power	55
11.3.1.3) Operating Costs and Expenses	56
11.3.1.4) Equity Income	57
11.3.1.5) EBITDA	58
11.3.1.6) Financial Result	59
11.3.1.7) Net Income	60
11.4) CPFL Renováveis	61
11.4.1) Economic-Financial Performance	61
11.4.1.1) Variations in the Income Statement of CPFL Renováveis	61
11.4.1.2) Operating Revenue	61
11.4.1.3) Cost of Electric Power	62
11.4.1.4) Operating Costs and Expenses	63
11.4.1.5) EBITDA	63
11.4.1.6) Financial Result	64
11.4.1.7) Net Income	64
11.4.2) Status of Generation Projects – 100% Participation	65

12) ATTACHMENTS	66
12.1) Statement of Assets – CPFL Energia	66
12.2) Statement of Liabilities – CPFL Energia	67
12.3) Income Statement – CPFL Energia	68
12.4) Cash Flow – CPFL Energia	69
12.5) Income Statement – Conventional Generation Segment	70
12.6) Income Statement – CPFL Renováveis	71
12.7) Income Statement – Distribution Segment	72
12.8) Income Statement – Distribution Segment (without RGE Sul)	73
12.9) Economic-Financial Performance by Distributor	74
12.10) Sales within the Concession Area by Distributor (In GWh)	76
12.11) Sales to the Captive Market by Distributor (in GWh)	77
12.12) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation	78

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1) MESSAGE FROM THE CEO

We embarked on yet another important cycle for the CPFL Energia Group in 2017, which was marked by various events and transformations.

After three years of crisis, Brazil’s economic and business environment showed signs of improvement with inflation slowing, interest rates declining and various sectors of the economy staging a recovery. Even so, challenges remain related to the country’s fiscal situation and high unemployment rate.

In the Energy sector, the year was guided by a constructive agenda. In addition to consolidation and expansion moves, innumerous discussions have been held on the proposal to reform the regulatory framework (Public Consultation 33), which, besides correcting imbalances in our industry, modernizes regulations in aspects to which society is sensitive, including incentives for adopting new technologies, new business models, incorporating distributed microgeneration, smart grids, expanding renewable energies and other topics.

Aside from changes in the economy and the energy sector, we are undergoing an important transition at the Company, following the conclusion of the transfer of the CPFL Group's controlling interest to China's State Grid. The world’s largest power company, our new controlling shareholder has profound knowledge of the energy sector, develops and adopts cutting-edge technologies and has a corporate DNA marked by a long-term strategic vision. These traits, coupled with our teams’ efforts and dedication, facilitated the integration of the two cultures, which kept our teams engaged and focused on managing the operations and the investments made over the year.

In 2017, we continued our pursuit of excellence in offering services and new solutions to our customers. We were one of the industry’s companies that most invested in Brazil, with around R$2.6 billion allocated to the Group’s various businesses: we made the Company’s largest investment ever in the Distribution asset base, delivered the Morro Agudo Substation, started up the wind power generation complex Pedra Cheirosa (Ceará state) and built 42 kilometers of transmission lines for Sabesp in the São Lourenço Production System, which assures an extra source of water for the entire São Paulo metropolitan area.

At the same time, we concluded the integration of RGE Sul in the state of Rio Grande do Sul and launched ENVO, a company dedicated to solar power distributed generation systems, and the CPFL Inova project which, through partnerships with startups and scaleups, will help us develop new solutions for our businesses and customers.

No less important were our efforts to promote a culture of Safety, which to us is a nonnegotiable issue. We launched the campaign "Chega de Choque” to raise aware among the public on the risks of improperly coexisting with the power grid to help prevent accidents.

Another highlight was the consolidation of CPFL Institute as our social investment platform, with initiatives structured on five fronts: culture, sports, education, public administration and community development. We executed projects that directly benefitted over 100,000 people, in 96 municipalities.

Despite all these challenges and transformations, we focused intently on the operating performance of our businesses, on managing our assets and investments and on the Group’s financial discipline. We delivered EBITDA growth of 17.9%, to R$4.9 billion, and net income of R$1.2 billion, which represents growth of 41.4% on the prior year. We also succeeded in reducing our debt cost and leverage ratio. This scenario warranted an upgrade in our credit rating to “AAA (bra)” by rating agency Fitch.

We also dedicated special attention to our employees during this period. We launched a process to reformulate our Corporate University, with the goal of developing our more than 12,000 professionals so that they can follow an even more prosperous career at CPFL and play a lead role in this new era, marked by technological revolution and new business and consumption models. Reaping the rewards of the care we dedicated to our people, we obtained excellent results in the survey of organizational climate conducted by Great Place to Work, which attests to our employees’ motivation and sense of pride.

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Critical to the management and processes of our business, we improved our Sustainability Platform for the 2018-2022 cycle, which was born already integrated with the principles of the Global Compact and the Sustainable Development Goals (SDG) of the United Nations. All of this so that we can strengthen our long-term vision and our asset and business portfolio, both connected to the new economy.

These are some of the initiatives and achievements that give us a great sense of pride. I believe that we are now better prepared to continue building our future and playing a lead role in the development of Brazil’s energy sector.

Andre Dorf

CEO of CPFL Energia

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2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

Sales within the Concession Area - GWh
	4Q17	4Q16	Var.	2017	2016	Var.
Captive Market	11,464	11,038	3.9%	45,358	41,278	9.9%
Free Client	5,363	4,446	20.6%	20,218	15,711	28.7%
Total	16,827	15,484	8.7%	65,576	56,988	15.1%

Sales within the Concession Area (without RGE Sul) - GWh
	4Q17	4Q16	Var.	Part.	2017	2016	Var.	Part.
Residential	4,237	4,024	5.3%	28.8%	16,465	16,046	2.6%	29.0%
Industrial	5,622	5,323	5.6%	38.2%	21,531	21,125	1.9%	38.0%
Commercial	2,509	2,406	4.3%	17.1%	9,652	9,578	0.8%	17.0%
Others	2,337	2,280	2.5%	15.9%	9,080	8,787	3.3%	16.0%
Total	14,706	14,032	4.8%	100.0%	56,727	55,536	2.1%	100.0%

Note: RGE Sul was consolidated in November 2016. For more information, see item 3.2 of this report.

In 4Q17, sales within the concession area, achieved by the distribution segment, totaled 16,827 GWh, an increase of 8.7%, mainly due to the acquisition of RGE Sul. Disregarding the effect of this acquisition, sales within the concession area would have totaled 14,706 GWh, an increase of 4.8%.

Sales to the captive market totaled 11,464 GWh in 4Q17, an increase of 3.9%, mainly due to the acquisition of RGE Sul; disregarding the effect of this acquisition, sales to the captive market would have totaled 9,882 GWh, a reduction of 0.04%. The quantity of energy, in GWh, which corresponds to the consumption of free clients in the concession area of group’s distributors, billed through the Tariff for the Usage of the Distribution System (TUSD), reached 5,363 GWh in 4Q17, an increase of 20.6%, mainly due to the acquisition of RGE Sul; disregarding the effect of this acquisition, the quantity of energy billed through TUSD would have reached 4,824 GWh, an increase of 16.3%.

In 2017, sales within the concession area totaled 65,576 GWh, an increase of 15.1%, mainly due to the acquisition of RGE Sul. Disregarding the effect of this acquisition, sales within the concession area would have totaled 56,727 GWh, an increase of 2.1%.

Sales to the captive market totaled 45,358 GWh in 2017, an increase of 9.9%, mainly due to the acquisition of RGE Sul; disregarding the effect of this acquisition, sales to the captive market would have totaled 38,586 GWh, a reduction of 3.8%. The quantity of energy billed through TUSD reached 20,218 GWh in 2017, an increase of 28.7%, mainly due to the acquisition of RGE Sul; disregarding the effect of this acquisition, the quantity of energy billed through TUSD would have reached 18,141 GWh, an increase of 17.7%.

Sales within the Concession Area - GWh
	4Q17	4Q16	Var.	Part.	2017	2016	Var.	Part.
Residential	4,866	4,450	9.3%	28.9%	19,122	16,473	16.1%	29.2%
Industrial	6,316	5,769	9.5%	37.5%	24,346	21,571	12.9%	37.1%
Commercial	2,820	2,612	7.9%	16.8%	10,921	9,785	11.6%	16.7%
Others	2,826	2,653	6.5%	16.8%	11,187	9,160	22.1%	17.1%
Total	16,827	15,484	8.7%	100.0%	65,576	56,988	15.1%	100.0%

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Note: The tables with sales within the concession area by distributor are attached to this report in item 12.10.

Noteworthy in 4Q17, in the concession area:

•         Residential and commercial classes (28.9% and 16.8% of total sales, respectively): increases of 9.3% and 7.9%, respectively, influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have increases of 5.3% and 4.3%, respectively, reflecting the low comparison base of 2016 and the resumption of economy activity. Highlight in the residential class for the growth of 2.1% in the CPC (Consumption per Consumer - GWh/CU/month), for the second consecutive quarter.

•         Industrial class (37.5% of total sales): increase of 9.5%, influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have an increase of 5.6%, reflecting the performance of the main industrial activities in the concession area of CPFL Energia.

Noteworthy in 2017, in the concession area:

•         Residential and commercial classes (29.2% and 16.7% of total sales, respectively): increases of 16.1% and 11.6%, respectively, influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have increases of 2.6% and 0.8%, respectively, reflecting the slow resumption of economy activity.

•         Industrial class (37.1% of total sales): increase of 12.9%, influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have an increase of 1.9%, also reflecting the slow resumption of economy activity.

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2.1.1) Sales by Segment – Concession Area

2.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	4Q17	4Q16	Var.	2017	2016	Var.
Residential	4,866	4,450	9.3%	19,122	16,473	16.1%
Industrial	1,618	1,767	-8.4%	6,557	7,182	-8.7%
Commercial	2,244	2,239	0.2%	8,828	8,686	1.6%
Others	2,736	2,582	6.0%	10,852	8,937	21.4%
Total	11,464	11,038	3.9%	45,358	41,278	9.9%

Sales to the Captive Market (without RGE Sul) - GWh
	4Q17	4Q16	Var.	2017	2016	Var.
Residential	4,237	4,024	5.3%	16,465	16,046	2.6%
Industrial	1,423	1,605	-11.4%	5,664	7,020	-19.3%
Commercial	1,973	2,048	-3.7%	7,707	8,495	-9.3%
Others	2,249	2,209	1.8%	8,750	8,564	2.2%
Total	9,882	9,886	-0.04%	38,586	40,125	-3.8%

Note: The tables with captive market sales by distributor are attached to this report in item 12.11.

The increase of 3.9% (426 GWh) in sales to the captive market, from 11,038 GWh in 4Q16 to 11,464 GWh in 4Q17, was influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, the sales to the captive market would have totaled 9,882 GWh in 4Q17, a reduction of 0.04% (4 GWh), mainly due to the performance of the industrial (-11.4%) and commercial (-3.7%) classes, reflecting the migration of customers to the free market.

The increase of 9.9% (4,080 GWh) in sales to the captive market, from 41,278 GWh in 2016 to 45,358 GWh in 2017, was influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, the sales to the captive market would have totaled 38,586 GWh in 2017, a reduction of 3.8% (1,539 GWh), mainly due to the performance of the industrial (-19.3%) and commercial (- 9.3%) classes, also reflecting the migration of customers to the free market.

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2.1.3) Free Clients

Free Client - GWh
	4Q17	4Q16	Var.	2017	2016	Var.
Industrial	4,698	4,002	17.4%	17,789	14,389	23.6%
Commercial	576	373	54.4%	2,093	1,099	90.5%
Others	90	72	25.2%	335	223	50.6%
Total	5,363	4,446	20.6%	20,218	15,711	28.7%

Free Client (without RGE Sul) - GWh
	4Q17	4Q16	Var.	2017	2016	Var.
Industrial	4,199	3,717	13.0%	15,867	14,104	12.5%
Commercial	536	358	49.9%	1,944	1,084	79.4%
Others	88	72	23.2%	329	223	47.9%
Total	4,824	4,146	16.3%	18,141	15,411	17.7%

Free Client by Distributor - GWh
	4Q17	4Q16	Var.	2017	2016	Var.
CPFL Paulista	2,554	2,215	15.3%	9,504	8,125	17.0%
CPFL Piratininga	1,535	1,301	18.0%	5,809	4,953	17.3%
RGE	594	532	11.6%	2,319	1,987	16.7%
CPFL Santa Cruz	141	99	43.0%	509	346	47.1%
RGE Sul (*)	540	300	79.8%	2,077	300	592.4%
Total	5,363	4,446	20.6%	20,218	15,711	28.7%

Note: (*) Considers the quantity of energy billed through the TUSD from 4Q17 and 2017.

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2.2) Generation Installed Capacity

In 4Q17, the installed capacity of generation of CPFL Energia, considering the proportional stake in each project, reached 3,283 MW, representing an expansion of 0.8% compared to 4Q16. This increase is due to the commercial start-up of Campo do Ventos, São Benedito and Pedra Cheirosa Wind Complexes.

Generation Installed Capacity | MW

Note: Take into account CPFL Energia’s 51.6% stake in CPFL Renováveis.

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3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described below. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of December 31, 2017 and 2016, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

Since November 1st, 2016 CPFL Energia is considering the full consolidation of RGE Sul.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior de São Paulo	234	4,389	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior e litoral de São Paulo	27	1,720	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior do Rio Grande do Sul	255	1,485	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul")	Publicly-quoted corporation	Indirect 100%	Interior do Rio Grande do Sul	118	1,336	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz") (d)	Private corporation	Direct 100%	Interior de São Paulo, Paraná e Minas Gerais	45	447	30 years	July 2045

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	3 Hydroelectric (a)	1,295	688
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51% (b)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermoelectric	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (c)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	See chapter 11.4.2	See chapter 11.4.2	See chapter 11.4.2	See chapter 11.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	6 MHPPs	4	4
Transmission	Company Type		Core activity		Equity Interest
CPFL Transmissão Piracicaba S.A. ("CPFL Transmissão Piracicaba")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Morro Agudo S.A. ("CPFL Transmissão Morro Agudo")	Private corporation		Electric energy transmission services		Indirect 100%

Notes:

(a)     CPFL Geração holds 51.54% of the assured power and power of the Serra da Mesa HPP, whose concession belongs to Furnas. The Cariobinha HPP and the Carioba TPP projects are deactivated pending the position of the Ministry of Mines and Energy on the anticipated closure of its concession and are not included in the table.

(b)     The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

(c)     Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital);

(d)     On December 31, 2017, was approved the merger of the subsidiaries Companhia Luz and Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa into Companhia Jaguari de Energia, whose fancy name became "CPFL Santa Cruz.

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Energy commercialization	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda. ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Eficiência Energética S.A. ("CPFL ESCO")	Private corporation	Management in Energy Efficiency	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited company	IT services	Direct 100%
CPFL GD S.A. ("CPFL GD")	Private corporation	Electric energy generation services	Indirect 100%

Others	Company Type	Core activity	Equity Interest
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Telecom S.A. ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%

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3.1) Consolidation of CPFL Renováveis Financial Statements

On December 31, 2017, CPFL Energia indirectly held 51.6% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

3.2) Consolidation of RGE Sul Financial Statements

On December 31, 2017, CPFL Energia held the following stake in the capital stock of RGE Sul: 76.3893%, directly, and 23.4561%, indirectly, through CPFL Brasil. RGE Sul has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since November 1st, 2016.

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

3.3) Economic-Financial Performance Presentation

In accordance with U.S. SEC (Securities and Exchange Commission) guidelines and pursuant to items 100(a) and (b) of Regulation G, with the disclosure of 4Q16/2016 results, in order to avoid the disclosure of non-GAAP measures, we no longer disclose the economic-financial performance considering the proportional consolidation of the generation projects and the adjustment of the numbers for non-recurring items, focusing the disclosure in the IFRS criterion. Only in chapter 5, of Indebtedness, we continue presenting the information in the financial covenants criterion, considering that the proper reconciliation with the numbers in the IFRS criterion are presented in item 12.12 of this report.

3.4) Consolidation of Transmission Companies

As of 4Q17, the subsidiaries CPFL Transmissão Piracicaba and CPFL Transmissão Morro Agudo are consolidated in the financial statements of the segment "Conventional Generation".

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4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Million)
	4Q17	4Q16	Var.	2017	2016	Var.
Gross Operating Revenue	11,093	8,596	29.1%	40,053	30,785	30.1%
Net Operating Revenue	7,460	5,512	35.3%	26,745	19,112	39.9%
Cost of Electric Power	(4,696)	(3,237)	45.1%	(16,902)	(11,200)	50.9%
Operating Costs & Expenses	(1,844)	(1,735)	6.2%	(6,822)	(5,389)	26.6%
EBIT	920	539	70.6%	3,022	2,523	19.8%
EBITDA[1]	1,366	1,004	36.0%	4,864	4,126	17.9%
Financial Income (Expense)	(290)	(454)	-36.1%	(1,488)	(1,453)	2.3%
Income Before Taxes	689	196	251.8%	1,847	1,381	33.8%
Net Income	498	137	262.6%	1,243	879	41.4%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12. See the calculation in item 4.6 of this report.

4.1) Opening of economic-financial performance by business segment

Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
4Q17
Net operating revenue	5,733	360	543	1,044	132	(66)	(287)	7,460
Operating costs and expenses	(5,065)	(125)	(189)	(991)	(105)	35	287	(6,153)
Depreciation e amortization	(194)	(31)	(155)	(1)	(5)	(0)	-	(387)
Income from electric energy service	474	205	199	53	21	(31)	-	920
Equity accounting	-	60	-	-	-	-	-	60
EBITDA	668	295	354	53	27	(31)	-	1,366
Financial result	(89)	(63)	(134)	(3)	2	(3)	-	(290)
Income (loss) before taxes	385	201	64	50	23	(34)	-	689
Income tax and social contribution	(64)	1	(24)	(15)	(6)	(84)	-	(192)
Net income (loss)	320	203	40	35	17	(118)	-	498

4Q16 (Resubmitted)
Net operating revenue	4,332	263	509	609	102	20	(324)	5,512
Operating costs and expenses	(3,960)	(59)	(239)	(550)	(85)	(48)	324	(4,618)
Depreciation e amortization	(170)	(34)	(146)	(1)	(3)	(1)	-	(355)
Income from electric energy service	202	171	123	58	14	(29)	-	539
Equity accounting	-	110	-	-	-	-	-	110
EBITDA	372	315	270	59	17	(28)	-	1,004
Financial result	(201)	(96)	(141)	(7)	2	(11)	-	(454)
Income (loss) before taxes	1	185	(18)	51	17	(40)	-	196
Income tax and social contribution	(21)	(24)	(6)	(17)	(4)	14	-	(59)
Net income (loss)	(20)	161	(24)	33	13	(26)	-	137

Variation
Net operating revenue	32.3%	37.0%	6.8%	71.4%	29.2%	-	-11.3%	35.3%
Operating costs and expenses	27.9%	112.9%	-21.1%	80.0%	24.0%	-	-11.3%	33.2%
Depreciation e amortization	14.5%	-8.4%	6.1%	-28.3%	83.1%	-94.9%	-	9.1%
Income from electric energy service	134.1%	19.9%	61.7%	-9.0%	49.2%	8.2%	-	70.6%
Equity accounting	-	-46.0%	-	-	-	-	-	-46.0%
EBITDA	79.5%	-6.2%	31.5%	-9.3%	55.0%	11.4%	-	36.0%
Financial result	-55.7%	-34.6%	-4.5%	-59.5%	-18.6%	-74.9%	-	-36.1%
Income (loss) before taxes	26166.3%	8.9%	-	-1.7%	39.5%	-14.9%	-	251.8%
Income tax and social contribution	200.2%	-	272.0%	-11.7%	58.8%	-	-	226.4%
Net income (loss)	-	26.1%	-	3.5%	33.6%	359.6%	-	262.6%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 11.

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Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
2017
Net operating revenue	21,077	1,190	1,959	3,414	486	1	(1,382)	26,745
Operating costs and expenses	(18,842)	(304)	(737)	(3,243)	(398)	(51)	1,382	(22,194)
Depreciation e amortization	(764)	(123)	(617)	(3)	(20)	(2)	-	(1,529)
Income from electric energy service	1,471	763	605	168	68	(52)	-	3,022
Equity accounting	-	312	-	-	-	-	-	312
EBITDA	2,234	1,200	1,222	171	87	(50)	-	4,864
Financial result	(566)	(329)	(511)	(33)	4	(53)	-	(1,488)
Income (loss) before taxes	904	747	94	135	72	(105)	-	1,847
Income tax and social contribution	(300)	(96)	(74)	(45)	(17)	(73)	-	(604)
Net income (loss)	605	652	20	90	55	(178)	-	1,243

2016 (Resubmitted)
Net operating revenue	15,040	1,003	1,673	2,087	400	69	(1,160)	19,112
Operating costs and expenses	(13,195)	(205)	(680)	(1,924)	(322)	(133)	1,160	(15,298)
Depreciation e amortization	(591)	(127)	(553)	(4)	(13)	(3)	-	(1,291)
Income from electric energy service	1,254	672	440	159	65	(67)	-	2,523
Equity accounting	-	311	-	-	-	-	-	311
EBITDA	1,845	1,110	993	163	78	(63)	-	4,126
Financial result	(551)	(380)	(535)	7	5	(1)	-	(1,453)
Income (loss) before taxes	703	603	(95)	166	71	(68)	-	1,381
Income tax and social contribution	(296)	(99)	(46)	(53)	(17)	9	-	(501)
Net income (loss)	407	505	(141)	112	54	(58)	-	879

Variation
Net operating revenue	40.1%	18.7%	17.1%	63.6%	21.3%	-98.2%	19.1%	39.9%
Operating costs and expenses	42.8%	48.2%	8.5%	68.5%	23.6%	-61.5%	19.1%	45.1%
Depreciation e amortization	29.2%	-2.7%	11.5%	-19.2%	53.5%	-31.1%	-	18.4%
Income from electric energy service	17.3%	13.7%	37.4%	5.6%	3.4%	-21.8%	-	19.8%
Equity accounting	-	0.3%	-	-	-	-	-	0.3%
EBITDA	21.1%	8.0%	23.0%	5.0%	11.7%	-21.3%	-	17.9%
Financial result	2.9%	-13.4%	-4.5%	-	-22.3%	6729.2%	-	2.3%
Income (loss) before taxes	28.6%	23.8%	-	-18.6%	1.4%	55.9%	-	33.8%
Income tax and social contribution	1.3%	-2.9%	60.1%	-16.3%	-0.1%	-	-	20.4%
Net income (loss)	48.5%	29.0%	-	-19.6%	1.9%	206.0%	-	41.4%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 11.

4.2) Reclassification of the Concession Financial Asset

The Company and its electric energy distribution subsidiaries, aiming at the better presentation of their operational and financial performance, concluded that the adjustment of expectation of the cash flow of the indemnable financial asset of the concession of each distributor, originally presented under financial revenue item, in financial result, should be more adequately classified in the operating revenues group, together with other revenues related to its activity. This allocation reflects more accurately the business model of electric energy distribution and provides a better presentation regarding its performance.

Pursuant to CPC 23 / IAS 8 - Accounting Policies, Changes in Estimates and Error Rectification, the CPFL Energia and its Subsidiaries changed their accounting policy previously adopted by an accounting policy that better reflects the performance of the Company's and its subsidiaries' businesses and, therefore, reclassified retrospectively into their income statements for 2016.

4.3) Sectoral Financial Assets and Liabilities

In 4Q17, it was accounted the total sectoral financial assets in the amount of R$ 852 million, compared to the total sectoral financial liabilities in the amount of R$ 342 million in 4Q16, a variation of R$ 1,194 million. In 2017, it was accounted the total sectoral financial assets in the amount of R$ 1,901 million, compared to the total sectoral financial liabilities in the amount of R$ 2,095 million in 2016, a variation of R$ 3,996 million.

On December 31, 2017, the balance of these sectoral financial assets and liabilities was positive in R$ 517 million, compared to a negative balance of R$ 107 million on September 30, 2017 and a negative balance of R$ 915 million on December 31, 2016.

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As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

4.4) Operating Revenue

In 4Q17, gross operating revenue reached R$ 11,093 million, representing an increase of 29.1% (R$ 2,498 million). Deductions from the gross operating revenue was of R$ 3,634 million in 4Q17, representing an increase of 17.8% (R$ 550 million). Net operating revenue reached R$ 7,460 million in 4Q17, registering an increase of 35.3% (R$ 1,948 million).

The main factors that affected the net operating revenue were:

•      Increase of revenues in the Distribution segment, in the amount of R$ 1,401 million, mainly due to the acquisition of RGE Sul (for more details, see item 11.1.1.2);

•      Increase of revenues in the Commercialization segment, in the amount of R$ 435 million;

•      Increase of revenues in the Conventional Generation segment, in the amount of R$ 97 million;

•      Increase of R$ 37 million, due to the eliminations;

•      Increase of revenues in CPFL Renováveis, in the amount of R$ 34 million;

•      Increase of revenues in the Services segment, in the amount of R$ 30 million;

Partially offset by:

•      Increase of revenues in Others, in the amount of R$ 86 million.

In 2017, gross operating revenue reached R$ 40,053 million, representing an increase of 30.1% (R$ 9,269 million). Deductions from the gross operating revenue was of R$ 13,309 million in 2017, representing an increase of 14.0% (R$ 1,636 million). Net operating revenue reached R$ 26,745 million in 2017, registering an increase of 39.9% (R$ 7,633 million).

The main factors that affected the net operating revenue were:

•      Increase of revenues in the Distribution segment, in the amount of R$ 6,037 million, mainly due to the acquisition of RGE Sul (for more details, see item 11.1.1.2);

•      Increase of revenues in the Commercialization segment, in the amount of R$ 1,327 million;

•      Increase of revenues in CPFL Renováveis, in the amount of R$ 286 million;

•      Increase of revenues in the Conventional Generation segment, in the amount of R$ 187 million;

•      Increase of revenues in the Services segment, in the amount of R$ 85 million;

Partially offset by:

•      Reduction of R$ 222 million, due to the eliminations;

•      Increase of revenues in Others, in the amount of R$ 68 million.

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4.5) Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	4Q17	4Q16	Var.	2017	2016	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	587	513	14.5%	2,351	2,026	16.0%
Energy Purchased in the Spot Market/PROINFA	244	100	144.1%	560	270	107.6%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	3,903	2,581	51.2%	14,269	8,542	67.1%
PIS and COFINS Tax Credit	(428)	(290)	47.7%	(1,563)	(988)	58.2%
Total	4,306	2,904	48.3%	15,617	9,849	58.6%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	554	232	138.5%	1,542	834	84.8%
Itaipu Transmission Charges	63	14	336.0%	160	53	200.3%
Connection Charges	32	27	15.8%	123	85	44.3%
Charges for the Use of the Distribution System	10	11	-6.2%	39	39	1.9%
System Service Usage Charges - ESS	(229)	81	-	(453)	363	-
Reserve Energy Charges - EER	(0)	0	-	(0)	107	-
PIS and COFINS Tax Credit	(39)	(32)	19.5%	(126)	(130)	-2.8%
Total	390	333	17.2%	1,284	1,351	-5.0%

Cost of Electric Energy	4,696	3,237	45.1%	16,902	11,200	50.9%

Cost of Electric Energy (without RGE Sul) (R$ Million)
	4Q17	4Q16	Var.	2017	2016	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	489	452	8.2%	1,959	1,966	-0.3%
Energy Purchased in the Spot Market/PROINFA	189	91	108.6%	455	260	74.7%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	3,491	2,335	49.5%	12,565	8,295	51.5%
PIS and COFINS Tax Credit	(377)	(261)	44.2%	(1,363)	(959)	42.1%
Total	3,792	2,616	44.9%	13,615	9,561	42.4%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	463	204	126.8%	1,279	806	58.6%
Itaipu Transmission Charges	53	13	311.4%	133	52	158.5%
Connection Charges	22	22	1.6%	84	79	6.1%
Charges for the Use of the Distribution System	10	10	3.0%	39	38	4.5%
System Service Usage Charges - ESS	(163)	74	-	(387)	356	-
Reserve Energy Charges - EER	(32)	0	-	(0)	107	-
PIS and COFINS Tax Credit	(31)	(28)	10.7%	(98)	(125)	-21.8%
Total	322	295	9.2%	1,051	1,313	-20.0%

Cost of Electric Energy	4,114	2,912	41.3%	14,666	10,875	34.9%

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

In 4Q17, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 4,696 million, registering an increase of 45.1% (R$ 1,459 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale reached R$ 4,306 million in 4Q17, an increase of 48.3% (R$ 1.402 million), due to the following factors:

(i)

Impact of the inclusion of RGE Sul in our consolidation in 4Q17 and in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The increase in total cost of electric power purchased for resale in relation to RGE Sul (which was not included in our consolidation in October 2016) was of R$ 226 million;

(ii)

Increase of 49.5% (R$ 1,156 million) in the cost of energy purchased through auction in the regulated environment and bilateral contracts, due to the increases of 41.7% in the average purchase price (R$ 251.59/MWh in 4Q17 vs. R$ 177.60/MWh in 4Q16) and of 5.5% (727 GWh) in the volume of purchased energy;

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(iii)	Increase of 108.6% (R$ 98 million) in the amount of energy purchased in the spot market/PROINFA cost;
(iv)

Increase of 8.2% (R$ 37 million) in the cost of energy from Itaipu, due to the increase of 11.7% in the average purchase price (R$ 197.38/MWh in 4Q17 vs. R$ 176.66/MWh in 4Q16), partially offset by the reduction of 3.1% (81 GWh) in the volume of purchased energy;

Partially offset by:

(v)	Increase of 44.2% (R$ 116 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•         Charges for the use of the transmission and distribution system reached R$ 390 million in 4Q17, an increase of 17.2% (R$ 57 million), due to the following factors:

(i)

Impact of the inclusion of RGE Sul in our consolidation in 4Q17 and in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The increase in total charges for the use of the transmission and distribution system in relation to RGE Sul (which was not included in our consolidation in October 2016) was of R$ 30 million;

(ii)	Increase of 126.8% (R$ 259 million) in the basic network charges;
(iii)	Increase of 311.4% (R$ 40 million) in Itaipu transmission charges;

Partially offset by:

(iv)	Variation of R$ 237 million in the System Service Usage Charges – ESS, from an expense of R$ 74 million in 4Q16 to a revenue of R$ 163 million in 4Q17;
(v)	Revenue (receiving of financial resources) of R$ 32 million in 4Q17, related to Reserve Energy Charges – EER;
(vi)	Increase of 10.7% (R$ 3 million) in PIS and COFINS tax credits (cost reducer), generated from the charges.

In 2017, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 16,902 million, registering an increase of 50.9% (R$ 5,701 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale reached R$ 15,617 million in 2017, an increase of 58.6% (R$ 5,768 million), due to the following factors:

(i)

Impact of the inclusion of RGE Sul in our consolidation in 2017 and in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The increase in total cost of electric power purchased for resale in relation to RGE Sul (which was not included in our consolidation between January and October 2016) was of R$ 1,714 million;

(ii)

Increase of 51.5% (R$ 4,270 million) in the cost of energy purchased through auction in the regulated environment and bilateral contracts, due to the increases of 35.0% in the average purchase price (R$ 224.14/MWh in 2017 vs. R$ 166.05/MWh in 2016) and of 12.2% (6,105 GWh) in the volume of purchased energy;

(iii)	Increase of 74.7% (R$ 194 million) in the amount of energy purchased in the spot market/PROINFA cost;

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Partially offset by:

(iv)	Increase of 42.1% (R$ 404 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase;
(v)

Reduction of 0.3% (R$ 7 million) in the cost of energy from Itaipu, due to the reduction of 3.4% (348 GWh) in the volume of purchased energy, partially offset by the increase of 3.2% in the average purchase price (R$ 199.58/MWh in 2017 vs. R$ 193.39/MWh in 2016).

•         Charges for the use of the transmission and distribution system reached R$ 1,284 million in 2017, a reduction of 5.0% (R$ 67 million), due to the following factors:

(i)	Variation of R$ 743 million in the System Service Usage Charges – ESS, from an expense of R$ 356 million in 2016 to a revenue of R$ 387 million in 2017;
(ii)	Expense (disbursement of financial resources) of R$ 107 million in 2016, related to Reserve Energy Charges – EER;

Partially offset by:

(iii)

Impact of the inclusion of RGE Sul in our consolidation in 2017 and in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The increase in total charges for the use of the transmission and distribution system in relation to RGE Sul (which was not included in our consolidation between January and October 2016) was of R$ 195 million;

(iv)	Increase of 58.6% (R$ 473 million) in the basic network charges;
(v)	Increase of 158.5% (R$ 82 million) in Itaipu transmission charges;
(vi)	Reduction of 21.8% (R$ 27 million) in PIS and COFINS tax credits (cost reducer), generated from the charges;
(vii)	Increase of R$ 7 million in charges for connection and usage of the distribution system.

4.6) Operating Costs and Expenses

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

Operating costs and expenses reached R$ 1,844 million in 4Q17, compared to R$ 1,735 million in 4Q16, an increase of 6.2% (R$ 108 million). In 2017, operating costs and expenses reached R$ 6,822 million, compared to R$ 5,389 million in 2016, an increase of 26.6% (R$ 1,432 million).

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The factors that explain these variations follow below:

PMSO

Reported PMSO (R$ million)
	4Q17	4Q16	Variation		2017	2016	Variação
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(379)	(321)	(58)	18.2%	(1,377)	(1,094)	(283)	25.9%
Material	(68)	(46)	(22)	47.4%	(250)	(190)	(60)	31.6%
Outsourced Services	(179)	(188)	9	-4.8%	(727)	(651)	(76)	11.7%
Other Operating Costs/Expenses	(210)	(265)	55	-20.7%	(753)	(734)	(18)	2.5%
Allowance for doubtful accounts	(36)	(46)	10	-21.8%	(155)	(176)	21	-12.1%
Legal, judicial and indemnities expenses	(61)	(44)	(17)	38.9%	(188)	(182)	(6)	3.6%
Others	(113)	(175)	62	-35.2%	(409)	(376)	(33)	8.8%
Total Reported PMSO	(836)	(819)	(16)	2.0%	(3,107)	(2,669)	(438)	16.4%

PMSO RGE Sul
Personnel	(44)	(33)	(11)	34.8%	(161)	(33)	(129)	394.7%
Material	(7)	(6)	(2)	34.3%	(30)	(6)	(25)	449.9%
Outsourced Services	(42)	(22)	(19)	87.6%	(135)	(22)	(113)	507.7%
Other Operating Costs/Expenses	(17)	(33)	15	-47.2%	(77)	(33)	(45)	137.6%
Allowance for doubtful accounts	(6)	(5)	(1)	26.2%	(29)	(5)	(23)	458.8%
Legal, judicial and indemnities expenses	3	(11)	14	-125.8%	9	(11)	20	-181.2%
Others	(14)	(16)	3	-16.8%	(58)	(16)	(41)	253.8%
Total PMSO RGE Sul	(110)	(93)	(17)	18.6%	(404)	(93)	(311)	334.9%

PMSO (-) RGE Sul
Personnel	(335)	(288)	(47)	16.3%	(1,216)	(1,061)	(155)	14.6%
Material	(61)	(41)	(20)	49.1%	(219)	(184)	(35)	19.0%
Outsourced Services	(137)	(166)	28	-17.1%	(592)	(629)	37	-5.8%
Other Operating Costs/Expenses	(193)	(232)	39	-16.9%	(675)	(702)	26	-3.8%
Allowance for doubtful accounts	(30)	(41)	11	-27.8%	(127)	(171)	45	-26.1%
Legal, judicial and indemnities expenses	(64)	(33)	(31)	95.0%	(197)	(171)	(27)	15.6%
Others	(100)	(158)	59	-37.1%	(351)	(360)	8	-2.3%
Total PMSO (-) RGE Sul	(726)	(727)	1	-0.1%	(2,703)	(2,577)	(127)	4.9%

The PMSO item reached R$ 836 million in 4Q17, compared to R$ 819 million in 4Q16, an increase of 2.0% (R$ 16 million), due to the following factors:

    (i)        Personnel - increase of 18.2% (R$ 58 million), mainly due to:

✓  Increase in the Services segment, due to the expansion of CPFL Serviços, CPFL Atende, Nect, Authi and CPFL Eficiência (R$ 21 million);

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✓  Collective bargaining agreement – wages and benefits (R$ 12 million);

✓  Acquisition of RGE Sul (R$ 11 million);

✓  Increase in the Renewable Generation Segment (R$ 4 million);

✓  Other effects (R$ 10 million);

   (ii)        Material - increase of 47.4% (R$ 22 million), mainly due to:

✓  Acquisition of RGE Sul (R$ 2 million);

✓  Increase in the Renewable Generation segment (R$ 6 million);

✓  Replacement of material to the maintenance of lines and grid, in the Distribution segment (R$ 6 million);

✓  Increase in the Services segment (R$ 3 million);

✓  Other effects (R$ 5 million);

  (iii)        Out-sourced services - reduction of 4.8% (R$ 9 million), mainly due to:

✓  Reduction in the Renewable Generation segment (R$ 24 million);

✓  Reduction in the Services segment (R$ 3 million);

✓  Other effects (R$ 1 million);

Partially offset by:

✓  Acquisition of RGE Sul (R$ 19 million);

 (iv)        Other operational costs/expenses - reduction of 20.7% (R$ 55 million), mainly due to:

✓  Acquisition of RGE Sul (R$ 15 million);

✓  Increase of loss on disposal, retirement and other noncurrent assets (R$ 73 million);

✓  Reduction of 27.8% in allowance for doubtful account (R$ 11 million);

✓  Other effects (R$ 13 million);

Partially offset by:

✓  Increase of 95.0% in legal and judicial expenses (R$ 31 million).

In 2017, the PMSO item reached R$ 3,107 million, compared to R$ 2,669 million in 2016, an increase of 16.4% (R$ 438 million), due to the following factors:

    (i)        Personnel - increase of 25.9% (R$ 283 million), mainly due to:

✓  Acquisition of RGE Sul (R$ 129 million);

✓  Increase in the Services segment, due to the expansion of CPFL Serviços, CPFL Atende, Nect, Authi and CPFL Eficiência (R$ 76 million);

✓  Collective bargaining agreement – wages and benefits (R$ 61 million);

✓  Increase in the Renewable Generation segment (R$ 12 million);

✓  Other effects (R$ 5 million);

   (ii)        Material - increase of 31.6% (R$ 60 million), mainly due to:

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✓  Acquisition of RGE Sul (R$ 25 million);

✓  Increase in the Renewable Generation segment (R$ 16 million);

✓  Replacement of material to the maintenance of lines and grid, in the Distribution segment (R$ 14 million);

✓  Other effects (R$ 5 million);

  (iii)        Out-sourced services - increase of 11.7% (R$ 76 million), mainly due to:

✓  Acquisition of RGE Sul (R$ 113 million);

Partially offset by:

✓  Reduction in the Renewable Generation segment (R$ 10 million);

✓  Other effects (R$ 27 million);

 (iv)        Other operational costs/expenses - increase of 2.5% (R$ 18 million), mainly due to:

✓  Acquisition of RGE Sul (R$ 45 million);

✓  Increase of 15.6% in legal and judicial expenses (R$ 27 million);

Partially offset by:

✓  Reduction of 26.1% in allowance for doubtful account (R$ 45 million);

✓  Other effects (R$ 8 million).

Other operating costs and expenses

Other operating costs and expenses reached R$ 1,008 million in 4Q17, compared to R$ 916 million in 4Q16, registering an increase of 10.0% (R$ 92 million), due to the following factors:

•      Acquisition of RGE Sul (R$ 57 million);

•      Increase of 2.7% (R$ 13 million) in Costs of Building the Infrastructure item;

•      Increase of 10.5% (R$ 2 million) in Private Pension Fund item, due to the registration of the impacts of the 2017 actuarial report;

•      Increase of 7.2% (R$ 19 million) in Depreciation and Amortization item;

•      Increase of 0.9% (R$ 1 million) in Amortization of Intangible of Concession Asset item.

In 2017, other operating costs and expenses reached R$ 3,715 million, compared to R$ 2,720 million in 2016, registering an increase of 36.6% (R$ 995 million), due to the following factors:

•      Acquisition of RGE Sul (R$ 490 million);

•      Increase of 29.2% (R$ 376 million) in Costs of Building the Infrastructure item;

•      Increase of 38.7% (R$ 29 million) in Private Pension Fund item, due to the registration of the impacts of the 2017 actuarial report;

•      Increase of 9.6% (R$ 97 million) in Depreciation and Amortization item;

•      Increase of 1.1% (R$ 3 million) in Amortization of Intangible of Concession Asset item.

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4.7) EBITDA

In 4Q17, EBITDA reached R$ 1,366 million, compared to R$ 1,004 million in 4Q16, registering an increase of 36.0% (R$ 362 million). In 2017, EBITDA reached R$ 4,864 million, compared to R$ 4,126 million in 2016, registering an increase of 17.9% (R$ 738 million).

EBITDA is calculated according to CVM Instruction no. 527/12 and showed in the table below:

EBITDA and Net Income conciliation (R$ million)
	4Q17	4Q16	Var.	2017	2016	Var.
Net Income	498	137	262.6%	1,243	879	41.4%
De preciation and Amortization	387	355		1,530	1,292
Financial Result	290	454		1,488	1,453
Income Tax / Social Contribution	192	59		604	501
EBITDA	1,366	1,004	36.0%	4,864	4,126	17.9%

4.8) Financial Result

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item. However, the impacts caused by the acquisition of RGE Sul in CPFL Energia’s results (due to the reduction in Cash and increase in Indebtedness for acquisition funding, among others) were not excluded in our analyses.

Financial Result (R$ Million)
	4Q17	4Q16	Var.	2017	2016	Var.
Revenues
Income from Financial Investments	74	183	-59.7%	457	667	-31.5%
Additions and Late Payment Fines	62	71	-13.1%	265	246	7.9%
Fiscal Credits Update	5	5	-9.3%	20	32	-39.4%
Judicial Deposits Update	10	8	14.3%	50	35	40.5%
Monetary and Foreign Exchange Updates	11	16	-32.9%	61	148	-58.7%
Discount on Purchase of ICMS Credit	7	3	158.9%	16	16	1.2%
Sectoral Financial Assets Update	-	(18)	-100.0%	-	33	-100.0%
PIS and COFINS - over Other Financial Revenues	(11)	(18)	-39.8%	(48)	(63)	-23.6%
PIS and COFINS over Interest on Own Capital	(26)	(1)	2146.2%	(28)	(2)	1096.1%
Others	41	19	112.4%	87	88	-1.1%
Total	171	268	-36.1%	880	1,201	-26.7%

Expenses
Debt Charges	(340)	(495)	-31.4%	(1,661)	(1,811)	-8.3%
Monetary and Foreign Exchange Updates	(104)	(188)	-44.9%	(540)	(703)	-23.2%
(-) Capitalized Interest	8	16	-46.8%	51	68	-25.8%
Sectoral Financial Liabilities Update	(2)	(8)	-80.2%	(82)	(25)	228.3%
Use of Public Asset	(3)	(2)	36.6%	(8)	(15)	-46.2%
Others	(21)	(44)	-51.8%	(127)	(168)	-24.3%
Total	(461)	(722)	-36.1%	(2,368)	(2,654)	-10.8%

Financial Result	(290)	(454)	-36.1%	(1,488)	(1,453)	2.3%

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Financial Result (without RGE Sul) (R$ Million)
	4Q17	4Q16	Var.	2017	2016	Var.
Revenues
Income from Financial Investments	70	180	-61.0%	441	665	-33.6%
Additions and Late Payment Fines	50	61	-17.2%	211	236	-10.3%
Fiscal Credits Update	5	5	-9.3%	20	32	-39.4%
Judicial Deposits Update	9	8	6.7%	47	35	32.0%
Monetary and Foreign Exchange Updates	10	18	-42.5%	60	149	-59.9%
Discount on Purchase of ICMS Credit	7	3	158.9%	16	16	1.2%
Sectoral Financial Assets Update	-	(14)	-100.0%	-	36	-100.0%
PIS and COFINS - over Other Financial Revenues	(11)	(15)	-26.2%	(48)	(60)	-19.3%
PIS and COFINS over Interest on Own Capital	(26)	(1)	2146.2%	(28)	(2)	1096.1%
Others	40	18	119.7%	82	87	-5.6%
Total	154	262	-41.1%	801	1,195	-32.9%

Expenses
Debt Charges	(314)	(467)	-32.7%	(1,527)	(1,783)	-14.4%
Monetary and Foreign Exchange Updates	(99)	(182)	-45.8%	(517)	(697)	-25.8%
(-) Capitalized Interest	8	15	-48.5%	48	68	-29.6%
Sectoral Financial Liabilities Update	(4)	(8)	-48.6%	(66)	(25)	165.1%
Use of Public Asset	(3)	(2)	36.6%	(8)	(15)	-46.2%
Others	(18)	(39)	-52.7%	(111)	(163)	-32.0%
Total	(431)	(683)	-36.9%	(2,182)	(2,615)	-16.6%

Financial Result	(277)	(421)	-34.3%	(1,381)	(1,421)	-2.8%

In 4Q17, net financial expense was of R$ 290 million, a reduction of 36.1% (R$ 164 million) compared to the net financial expense of R$ 454 million reported in 4Q16.

The items explaining these variations in Financial Result are as follows:

•         Financial Revenues: reduction of 36.1% (R$ 97 million), from R$ 268 million in 4Q16 to R$ 171 million in 4Q17, mainly due to the following factors:

(i)            Reduction of 61.0% (R$ 110 million) in the income from financial investments, due to the reductions in the CDI interbank rate and in the average balance of investments;

(ii)           Increase of R$ 25 million in PIS and COFINS over Interest on Own Capital (revenue reducer);

(iii)          Reduction of 17.2% (R$ 10 million) in additions and late payment fines;

(iv)         Reduction of 42.5% (R$ 7 million) in the monetary and foreign exchange updates, due to the reductions: (a) of R$ 11 million with the zero-cost collar derivative1, from a gain of R$ 6 million in 4Q16 to a loss of R$ 5 million in 4Q17; and (b) of R$ 4 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; partially offset by the increases: (c) of R$ 6 million in the update of the balance of tariff subsidies, as determined by ANEEL; and (d) of R$ 2 million in other monetary and foreign exchange updates;

Partially offset by:

(v)          Impact of the inclusion of RGE Sul in our consolidation in 4Q17 and in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The increase in total financial revenue in relation to RGE Sul (which was not included in our consolidation in October 2016) was of R$ 11 million;

1 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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(vi)         Increase of 119.7% (R$ 22 million) in other financial revenues;

(vii)        Reduction of R$ 14 million in sectoral financial assets update (revenue reducer);

(viii)       Reduction of 26.2% (R$ 4 million) in PIS and COFINS over Other Financial Revenue (revenue reducer);

(ix)         Increase of 158.9% (R$ 4 million) in discount on the acquisition of ICMS credit;

(x)          Increase of 6.7% (R$ 1 million) in judicial deposits update.

•         Financial Expenses: reduction of 36.1% (R$ 261 million), from R$ 722 million in 4Q16 to R$ 461 million in 4Q17, mainly due to the following factors:

(i)            Impact of the inclusion of RGE Sul in our consolidation in 4Q17 and in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The reduction in total financial expense in relation to RGE Sul (which was not included in our consolidation in October 2016) was of R$ 8 million;

(ii)           Reduction of 32.7% (R$ 153 million) of debt charges in local currency, due to the reduction in the CDI interbank rate;

(iii)          Reduction of 45.8% (R$ 83 million) in the monetary and foreign exchange updates, due to: (a) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 89 million); and (b) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 1 million); partially offset by the effect of Itaipu’s exchange variation (R$ 7 million);

(iv)         Reduction of 52.7% (R$ 21 million) in other financial expenses;

(v)          Reduction of 48.6% (R$ 4 million) in sectoral financial liabilities update;

Partially offset by:

(vi)         Reduction of 48.5% (R$ 7 million) in capitalized interest (expense reducer);

(vii)        Increase of 36.6% (R$ 1 million) in the financial expenses with the Use of Public Asset (UBP).

In 2017, net financial expense was of R$ 1,488 million, an increase of 2.3% (R$ 34 million) compared to the net financial expense of R$ 1,453 million reported in 2016.

The items explaining these variations in Financial Result are as follows:

•         Financial Revenues: reduction of 26.7% (R$ 320 million), from R$ 1,201 million in 2016 to R$ 880 million in 2017, mainly due to the following factors:

(i)            Reduction of 33.6% (R$ 224 million) in the income from financial investments, due to the reductions in the CDI interbank rate and in the average balance of investments;

(ii)           Reduction of 59.9% (R$ 89 million) in the monetary and foreign exchange updates, due to the reductions: (a) of R$ 49 million in the gain with the zero-cost collar derivative1; (b) of R$ 36 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; and (c) of R$ 8 million in the update of the balance of tariff subsidies, as determined by ANEEL; partially offset by the increase of R$ 5 million in other monetary and foreign exchange updates;

(iii)          Reduction of R$ 36 million in sectoral financial assets update;

(iv)         Increase of R$ 25 million in PIS and COFINS over Interest on Own Capital (revenue reducer);

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(v)          Reduction of 10.3% (R$ 24 million) in additions and late payment fines;

(vi)         Reduction of 39.4% (R$ 13 million) in fiscal credits update;

(vii)        Reduction of 5.6% (R$ 5 million) in other financial revenues;

Partially offset by:

(viii)       Impact of the inclusion of RGE Sul in our consolidation in 2017 and in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The increase in total financial revenue in relation to RGE Sul (which was not included in our consolidation between January and October 2016) was of R$ 73 million;

(ix)         Reduction of 19.3% (R$ 12 million) in PIS and COFINS over Other Financial Revenue (revenue reducer);

(x)          Increase of 32.0% (R$ 11 million) in judicial deposits update.

•         Financial Expenses: reduction of 10.8% (R$ 286 million), from R$ 2,654 million in 2016 to R$ 2,368 million in 2017, mainly due to the following factors:

(i)            Reduction of 14.4% (R$ 256 million) of debt charges in local currency, due to the reduction in the CDI interbank rate;

(ii)           Reduction of 25.8% (R$ 180 million) in the monetary and foreign exchange updates, due to: (a) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 225 million); partially offset by: (b) the effect of Itaipu’s exchange variation (R$ 36 million); (c) the mark-to-market negative effect for financial operations under Law 4,131 – non-cash effect (R$ 9 million);

(iii)          Reduction of 32.0% (R$ 52 million) in other financial expenses;

(iv)         Reduction of 46.2% (R$ 7 million) in the financial expenses with the Use of Public Asset (UBP);

Partially offset by:

(v)          Impact of the inclusion of RGE Sul in our consolidation in 2017 and in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The increase in total financial expense in relation to RGE Sul (which was not included in our consolidation between January and October 2016) was of R$ 147 million;

(vi)         Increase of 165.1% (R$ 41 million) in sectoral financial liabilities update;

(vii)        Reduction of 29.6% (R$ 20 million) in capitalized interest (expense reducer).

4.9) Net Income

Net income was R$ 498 million in 4Q17, registering an increase of 262.6% (R$ 360 million) if compared to the net income of R$ 137 million observed in 4Q16. In 2017, net income was R$ 1,243 million, registering an increase of 41.4% (R$ 364 million) if compared to the net income of R$ 879 million observed in 2016.

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5) INDEBTEDNESS

5.1) Debt (IFRS)

1)     Do not consider mark-to-market effects and borrowing costs.

Indexation after Hedge1 – 4Q16 vs. 4Q17

4Q16

   4Q17

1) For debt linked to foreign currency (22% of total in 4Q17), swaps are contracted, which convert indexing for CDI;

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Net Debt and Leverage in IFRS

IFRS - R$ Million	4Q17	4Q16	Var. %
Financial Debt (including hedge)	(19,615)	(21,358)	-8.2%
(+) Available Funds	3,250	6,165	-47.3%
(=) Net Debt	(16,366)	(15,193)	7.7%

5.2) Debt in Financial Covenants Criteria

5.2.1) Debt Amortization Schedule in Financial Covenants Criteria

CPFL Energia has always adopted a solid and conservative financial policy. Thus, the Company has used since 2011, a prefunding strategy, in other words, forecasts the cash needs for the next 24 months and anticipates market access on more favorable terms of liquidity and cost. Thus, at the beginning of 2017, CPFL Energia had worked in 2018 and 2019 prefunding.

Debt Amortization Schedule in Financial Covenants Criteria (Dez-17)1

1)       Consider only the principal debt of R$ 17,198 million. In order to reach the value of debt in the covenants criteria of R$ 17,385 it is excluded accrued interests of R$ 260 million of the period and included other adjustments in the amount of R$ 73 million;

2)       Short-term (year of 2018) = R$ 4,099 million.

The cash position at the end of 4Q17 had a coverage ratio of 0.71x the amortizations of the next 12 months, enough to honor all amortization commitments until the end of 2H18. The average amortization term, calculated by this schedule, is 2.61 years.

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5.2.2) Indexation and Debt Cost in Financial Covenants Criteria

Indexation1 After Hedge2 in Financial Covenants Criteria – 4Q16 vs. 4Q17

4Q16

4Q17

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) For debt linked to foreign currency (21% of total), swaps are contracted, which convert the indexation to CDI.

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Gross Debt Cost1 in Financial Covenants Criteria – LTM

1)     Adjusted by the proportional consolidation since 2012; Financial debt (+) private pension fund (-) hedge;

2)     As of 2Q17, CPFL Energia started to calculate gross debt cost considering end of period rates, to better reflect the variations on interest rates.

5.3) Net Debt in Financial Covenants Criteria and Leverage

In 4Q17, Proforma Net Debt totaled R$ 14,490 million, an increase of 9.6% compared to net debt position at the end of 4Q16 in the amount of R$ 13,225 million.

The increase in Net Debt in 4Q17 was mainly due to the acquisition of RGE Sul, which was consolidated in November 2016.

Covenant Criteria (*) - R$ Million	4Q17	4Q16	Var.
Financial Debt (including hedge)1	(17,385)	(19,190)	-9.4%
(+) Available Funds	2,895	5,966	-51.5%
(=) Net Debt	(14,490)	(13,225)	9.6%
EBITDA Proforma ²	4,531	4,117	10.1%
Net Debt / EBITDA	3.20	3.21	-0.4%

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) EBITDA Proforma in the covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent stake of CPFL Energia in each of its subsidiaries. Also, include in the calculation of EBITDA Proforma the effects of historic EBITDA of newly acquired projects. Considering that, Proforma Net Debt totaled R$ 14,490 million and EBITDA Proforma in the last 12 months reached R$ 4,531 million, the ratio Proforma Net Debt / EBITDA at the end of 4Q17 reached 3.20x.

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6) INVESTMENTS

6.1) Actual Investments

Investments (R$ Million)
Segment	4Q17	4Q16	Var.	2017	2016	Var.
Distribution	618	491	25.8%	1,883	1,201	56.8%
Generation - Conventional	6	(4)	-238.7%	9	8	18.6%
Generation - Renewable	55	177	-68.7%	621	979	-36.6%
Commercialization	1	1	-32.4%	3	4	-21.2%
Services and Others[1]	13	13	1.6%	55	47	16.6%
Subtotal	694	678	2.3%	2,570	2,238	14.9%
Transmission	0	15	-98.2%	46	51	-8.5%
Total	694	694	0.0%	2,617	2,289	14.3%

Note:

1) Others – basically refer to assets and transactions that are not related to the listed segments.

In 4Q17, R$ 694 million were invested, the same amount invested in 4Q16. In 2017, R$ 2,617 million were invested, an increase of 14.3%, compared to investments of R$ 2,289 million in 2016. Investments in transmission of R$ 46 million in 2017, of R$ 15 million in 4Q16 and of R$ 51 million in 2016, basically related to CPFL Transmissão Morro Agudo, according to IFRIC 12, were recorded as “Financial Assets of Concession” (non-current assets).

We highlight investments made by CPFL Energia in each segment:

    (i)        Distribution:

a.    Expansion and strengthening of the electric system;

b.    Electricity system maintenance and improvements;

c.    Operational infrastructure;

d.    Upgrade of management and operational support systems;

e.    Customer help services;

f.     Research and development programs.

        (ii)   Generation:

a.    Pedra Cheirosa Wind Complex;

b.    SHPP Boa Vista II.

6.2) Investments Forecasts

On November 9, 2017, CPFL Energia’s Board of Directors approved Board of Executive Officers’ proposal for 2018 Annual Budget and 2019/2022 Multiannual Plan for the Company, which was previously discussed by the Budget and Corporate Finance Commission.

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Investments Forecasts (R$ million)1

Total:
R$ 10,432 million
Distribution[2]:
R$ 9,802 million
Generation[3]:
R$ 455 million
Trading & Services:
R$ 176 million
Transmission
2,617
46
58
630
1,883
2,139
81
261
1,797
2,108
21
97
1,990
2,217
20
40
2,157
2,117
26
28
2,063
1,852
27
30
1,795
2017 Actual
2018
2019
2020
2021
2022

Notes:

1) Constant currency;

2) Disregard investments in Special Obligations on Distribution segment (among other items financed by consumers);

3) Conventional + Renewable.

7) ALLOCATION OF RESULTS

The Company’s Bylaws require the distribution of at least 25% of net income adjusted according to law, as dividends to its shareholders. The proposal for allocation of net income from the fiscal year is shown below:

Thousands of R$
Net income of the fiscal year - Individual	1,179,750
Realization of comprehensive income	25,873
Prescribed dividend	3,768
Net income base for allocation	1,209,391
Legal reserve	(58,988)
Statutory reserve - concession financial asset	(123,673)
Statutory reserve - working capital reinforcement	(746,541)
Minimum mandatory dividend	(280,191)

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Minimum Mandatory Dividend (25%)

The Board of Directors propose the payment of R$ 280 million in dividends to holders of common shares traded on B3 S.A. – Brasil, Bolsa, Balcão (B3). This proposed amount corresponds to R$ 0.275259517 per share, related to the fiscal year of 2017.

Statutory Reserve – Working Capital Reinforcement

For this fiscal year, considering the current macro scenario with an incipient economic recovery, and also considering the uncertainties regarding hydrology, the Company’s Management is proposing the allocation of R$ 747 million to the statutory reserve - working capital reinforcement.

8) STOCK MARKETS

8.1) Stock Performance

CPFL Energia is listed on both the B3 (Novo Mercado) and the New York Stock Exchange (NYSE) (ADR Level III), segments with the highest levels of corporate governance.

B3				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
12/31/2016	R$ 24.99	36,108	60,227	12/31/2016	$ 15.27	18,751	19,763
09/30/2017	R$ 27.22	41,306	74,294	09/30/2017	$ 17.16	23,149	22,405
12/31/2016	R$ 19.35	39,732	76,402	12/31/2016	$ 11.44	22,612	24,838
QoQ	-28.9%	-3.8%	2.8%	QoQ	-33.3%	-2.3%	10.9%
YoY	-22.6%	10.0%	26.9%	YoY	-25.1%	20.6%	25.7%

On December 31, 2017 the price shares closed at R$ 19.35 per share on the B3 and US$ 11.44 per ADR on the NYSE, which represented a depreciation in the quarter of 28.9% and 33.3%, respectively. In 2017, the shares depreciated 22.6% on the B3 and the ADR depreciated 25.1% on the NYSE.

8.2) Daily Average Volume

The daily trading volume in 4Q17 averaged R$ 53.9 million, of which R$ 39.1 million on the B3 and R$ 14.7 million on the NYSE, representing a reduction of 14.5% compared to 4Q16. The number of trades on the B3 decreased by 19.9%.

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Note: Considers the sum of the average daily volume on the B3 and NYSE.

9) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2017, CPFL marked 13 years since being listed on the B3 and the New York Stock Exchange (“NYSE”). With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the B3 with Level III ADRs, a special segment for companies that comply with corporate governance best practices. All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (“Board”), its decision-making authority, and the Board of Executive Officers, its executive body. The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 members (of which 2 independent members), with terms of one year, eligible for reelection.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Management Processes, Risks and Sustainability, People Management and Related Parties), which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability, the surveillance of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

The Board of Executive Officers is made up of 1 Chief Executive Officer, 1 Deputy Chief of Executive Officer and 6 Vice Presidents, with terms of two years, eligible for reelection, responsible for executing the strategy of CPFL Energia and its subsidiaries as defined by the Board of Directors in line with corporate governance guidelines. To ensure alignment of governance practices, Executive Officers sit on the Boards of Directors of companies that make up the CPFL group and nominate their respective executive officers.

CPFL has a permanent Fiscal Council, made up of 5 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

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10) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company that owns stake in other companies. State Grid Corporation of China (SGCC) controls CPFL Energia through its subsidiaries State Grid International Development Co., Ltd, State Grid International Development Limited (SGID), International Grid Holdings Limited, State Grid Brazil Power Participações S.A. (SGBP) and ESC Energia S.A.:

Reference date: 12/31/2017

Notes:

(1) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas;

 (2) RGE Sul is held by CPFL Energia (76,3893%) and CPFL Brasil  (23,4561% )

10.1) State Grid Transaction

The disposal of the Company's control was completed on January 23, 2017, when State Grid became the controlling shareholder of CPFL Energia, with a 54.64% stake. As a result of the closing of the transaction that resulted in the direct change of control of CPFL Energia and in accordance with applicable regulation, State Grid performed a tender offer for the remaining outstanding common shares of CPFL Energia on November 30, 2017. According to the Material Fact and the Announcement to the Market released on November 30 and December 5, 2017, respectively, as a result of the auction, State Grid acquired 408,357,085 common shares issued by the Company, representing 88.44% of all the shares subject to the Tender Offer and 40.12% of the capital stock of the Company. The common shares were acquired at the price of R$ 27.69, totaling the amount of R$ 11,307,407,683.65. State Grid holds, jointly with ESC Energia, 964,521,902 common shares issued by the Company, raising its jointly interest from 54.64% to 94.75% of the total share capital of the Company.

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10.2) Merger of the distribution companies

In December 2017, CPFL promoted the merger of the distribution companies Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) and Companhia Luz e Força de Mococa (“CPFL Mococa” and, together, the “Merged Companies”) into Companhia Jaguari de Energia (“Mergee Company”). On November 21, 2017, by means of Authorizing Resolution No. 6,723/2017, the grouping of the concessions of the five companies was approved by the National Electric Energy Regulatory Agency (ANEEL), through the incorporation of the assets held by the Merged Companies by the Mergee Company on December 31, 2017.

As a result of the grouping, Companhia Jaguari de Energia (“New CPFL Santa Cruz”) became responsible for the electric power supply of 45 municipalities, of which 41 were located in the State of São Paulo, three in Minas Gerais and three in Paraná, meeting the demand of 447 thousand clients.

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11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Million)
	4Q17	4Q16	Var.	2017	2016	Var.
Gross Operating Revenue	9,179	7,288	26.0%	33,768	26,273	28.5%
Net Operating Revenue	5,733	4,332	32.3%	21,077	15,040	40.1%
Cost of Electric Power	(3,752)	(2,820)	33.1%	(14,147)	(9,760)	44.9%
Operating Costs & Expenses	(1,508)	(1,310)	15.1%	(5,459)	(4,026)	35.6%
EBIT	474	202	134.1%	1,471	1,254	17.3%
EBITDA(1)	668	372	79.5%	2,234	1,845	21.1%
Financial Income (Expense)	(89)	(201)	-55.7%	(566)	(551)	2.9%
Income Before Taxes	385	1	26341.0%	904	703	28.6%
Net Income	320	(20)	-	605	407	48.5%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

11.1.1.1) Reclassification of the Adjustments to the Concession´s Financial Asset

The distribution subsidiaries, aiming at the better presentation of their operational and financial performance, concluded that the adjustment of expectation of the cash flow of the indemnable financial asset of the concession of each distributor, originally presented under financial revenue item, in financial result, should be more adequately classified in the operating revenues group, together with other revenues related to its activity. This allocation reflects more accurately the business model of electric energy distribution and provides a better presentation regarding its performance.

Pursuant to CPC 23 / IAS 8 - Accounting Policies, Changes in Estimates and Error Rectification, by the end of 2016, the CPFL Energia and its Subsidiaries changed their accounting policy previously adopted by an accounting policy that better reflects the performance of the Company's and its subsidiaries' businesses and, therefore, accounting the adjustments to the concession financial asset in Operating Revenues.

11.1.1.2) Sectoral Financial Assets and Liabilities

In 4Q17, total sectoral financial assets accounted for R$ 852 million, a variation of R$ 1,194 million if compared to 4Q16, when sectoral financial liabilities amounted to R$ 342 million. In 2017, total sectoral financial assets accounted for R$ 1,901 million, a variation of R$ 3,996 million if compared to 2016, when sectoral financial liabilities amounted to R$ 2,095 million.

On December 31, 2017, the balance of sectoral financial assets and liabilities was positive in R$ 517 million, compared to a negative balance of R$ 107 million on September 30, 2017 and a negative balance of R$ 915 million on December 31, 2016.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

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11.1.1.3) Operating Revenue

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

Operating Revenue (R$ Million)
	4Q17	4Q16	Var.	2017	2016	Var.
Gross Operating Revenue
Revenue with Energy Sales (Captive + TUSD)	7,003	6,429	8.9%	26,174	24,804	5.5%
Short-term Electric Energy	193	272	-29.0%	1,723	530	225.0%
Revenue from Building the Infrastructure of the Concession	592	522	13.4%	2,026	1,304	55.3%
Sectoral Financial Assets and Liabilities	852	(342)	-	1,901	(2,095)	-
CDE Resources - Low-income and Other Tariff Subsidies	347	341	1.9%	1,419	1,266	12.1%
Adjustments to the Concession's Financial Asset	113	(11)	-	204	186	9.8%
Other Revenues and Income	79	77	2.3%	321	277	16.0%
Total	9,179	7,288	26.0%	33,768	26,273	28.5%

Deductions from the Gross Operating Revenue
ICMS Tax	(1,405)	(1,295)	8.4%	(5,362)	(4,869)	10.1%
PIS and COFINS Taxes	(766)	(627)	22.0%	(2,889)	(2,299)	25.7%
CDE Sector Charge	(787)	(895)	-12.1%	(3,186)	(3,361)	-5.2%
R&D and Energy Efficiency Program	(51)	(38)	33.3%	(188)	(135)	39.4%
PROINFA	(39)	(42)	-8.5%	(167)	(122)	36.9%
Tariff Flags and Others	(395)	(53)	646.5%	(878)	(430)	104.3%
Others	(5)	(5)	5.1%	(21)	(18)	15.2%
Total	(3,446)	(2,955)	16.6%	(12,692)	(11,233)	13.0%

Net Operating Revenue	5,733	4,332	32.3%	21,077	15,040	40.1%

Operating Revenue (without RGE Sul) (R$ Million)
	4Q17	4Q16	Var.	2017	2016	Var.
Gross Operating Revenue
Revenue with Energy Sales (Captive + TUSD)	5,934	5,661	4.8%	22,022	24,036	-8.4%
Short-term Electric Energy	142	259	-45.2%	1,401	517	171.2%
Revenue from Building the Infrastructure of the Concession	482	455	5.8%	1,615	1,238	30.5%
Sectoral Financial Assets and Liabilities	725	(311)	-	1,679	(2,063)	-
CDE Resources - Low-income and Other Tariff Subsidies	279	278	0.4%	1,117	1,204	-7.2%
Adjustments to the Concession's Financial Asset	103	(16)	-	180	181	-0.6%
Other Revenues and Income	66	70	-5.3%	273	270	1.0%
Total	7,731	6,397	20.9%	28,287	25,382	11.4%

Deductions from the Gross Operating Revenue
ICMS Tax	(1,158)	(1,117)	3.6%	(4,327)	(4,691)	-7.7%
PIS and COFINS Taxes	(662)	(552)	19.8%	(2,454)	(2,223)	10.4%
CDE Sector Charge	(676)	(795)	-15.0%	(2,736)	(3,261)	-16.1%
R&D and Energy Efficiency Program	(43)	(34)	26.4%	(159)	(131)	21.5%
PROINFA	(35)	(39)	-11.2%	(149)	(119)	25.9%
Tariff Flags and Others	(342)	(45)	654.7%	(761)	(423)	80.0%
Others	(4)	(4)	-1.0%	(18)	(18)	1.0%
Total	(2,920)	(2,587)	12.9%	(10,605)	(10,865)	-2.4%

Net Operating Revenue	4,812	3,810	26.3%	17,682	14,517	21.8%

In 4Q17, gross operating revenue amounted to R$ 9,179 million, an increase of 26.0% (R$ 1,892 million), due to the following factors:

•         Acquisition of RGE Sul (R$ 557 million);

•         Variation of R$ 1,036 million in the Sectoral Financial Assets/Liabilities, from a sectoral financial liability of R$ 311 million in 4Q16 to a sectoral financial asset of R$ 725 million in 4Q17;

•         Increase of 4.8% (R$ 273 million) in the revenue with energy sales (captive + free clients), due to: (i) the increase of 4.8% in the sales volume within the concession area, disregarding the volumes of RGE Sul; and (ii) the adoption of the red tariff flag (level 2) in the months of October and November 2017 and of the red tariff flag (level 1) in the month of December 2017, compared to the green tariff flag applied in the months of October and December 2016 and the yellow tariff flag applied in the month of November 2016; partially offset by the negative average tariff adjustment in the distribution companies for the period between 4Q16 and 4Q17 (highlight for the average reduction of 10.50% in CPFL Paulista in April 2017);

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•         Variation of R$ 119 million in the adjustments to the Concession´s Financial Asset, from an expense of R$ 16 million in 4Q16 to a revenue of R$ 103 million in 4Q17;

•         Increase of 5.8% (R$ 26 million) in revenue from building the infrastructure of the concession;

•         Increase of 0.4% (R$ 1 million) in tariff subsidies (CDE resources), mainly discounts in TUSD (for special consumers) and low-income subsidies, in addition to discounts granted to consumers that obtained an injunction to disoblige the payment of specific components of CDE;

Partially offset by:

•         Reduction of 45.2% (R$ 117 million) in Short-term Electric Energy;

•         Reduction of 5.3% (R$ 4 million) in Other Revenues and Income.

Deductions from the gross operating revenue were R$ 3,446 million in 4Q17, representing an increase of 16.6% (R$ 491 million), due to the following factors:

•         Acquisition of RGE Sul (R$ 158 million);

•         Increase of 654.7% (R$ 297 million) in tariff flags approved by the CCEE;

•         Increase of 19.8% (R$ 109 million) in PIS and COFINS taxes;

•         Increase of 3.6% (R$ 41 million) in ICMS tax;

•         Increase of 26.4% (R$ 9 million) in the R&D and Energy Efficiency Program;

Partially offset by the following factors:

•         Reduction of 15.0% (R$ 119 million) in the CDE sector charge, due to the adoption of CDE System Usage quotas in lower amount than 2016, partially offset by the increase in CDE Energy quotas and in the CDE charges in order to cover ACR Account loans;

•         Reduction of 11.2% (R$ 4 million) in the PROINFA.

Net operating revenue reached R$ 5,733 million in 4Q17, representing an increase of 32.3% (R$ 1,401 million).

In 2017, gross operating revenue amounted to R$ 33,768 million, an increase of 28.5% (R$ 7,495 million), due to the following factors:

•         Acquisition of RGE Sul (R$ 4,591 million);

•         Variation of R$ 3,742 million in the Sectoral Financial Assets/Liabilities, from a sectoral financial liability of R$ 2,063 million in 2016 to a sectoral financial asset of R$ 1,679 million in 2017;

•         Increase of 171.2% (R$ 884 million) in Short-term Electric Energy;

•         Increase of 30.5% (R$ 378 million) in revenue from building the infrastructure of the concession;

•         Increase of 1.0% (R$ 3 million) in Other Revenues and Income;

Partially offset by:

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•         Reduction of 8.4% (R$ 2,014 million) in the revenue with energy sales (captive + free clients);

•         Reduction of 7.2% (R$ 87 million) in tariff subsidies (CDE resources);

•         Reduction of 0.6% (R$ 1 million) in the adjustments to the Concession´s Financial Asset.

Deductions from the gross operating revenue were R$ 12,692 million in 2017, representing an increase of 13.0% (R$ 1,459 million), due to the following factors:

•         Acquisition of RGE Sul (R$ 1,719 million);

•         Increase of 80.0% (R$ 338 million) in tariff flags approved by the CCEE;

•         Increase of 10.4% (R$ 231 million) in PIS and COFINS taxes;

•         Increase of 25.9% (R$ 31 million) in the PROINFA;

•         Increase of 21.5% (R$ 28 million) in the R&D and Energy Efficiency Program;

Partially offset by the following factors:

•         Reduction of 16.1% (R$ 525 million) in the CDE sector charge;

•         Reduction of 7.7% (R$ 363 million) in ICMS tax.

Net operating revenue reached R$ 21,077 million in 2017, representing an increase of 40.1% (R$ 6,037 million).

11.1.1.4) Cost of Electric Energy

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

Cost of Electric Energy (R$ Million)
	4Q17	4Q16	Var.	2017	2016	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	587	513	14.5%	2,351	2,026	16.0%
Energy Purchased in the Spot Market/PROINFA	209	75	178.4%	452	216	109.4%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	2,953	2,179	35.5%	11,485	7,120	61.3%
PIS and COFINS Tax Credit	(346)	(255)	35.5%	(1,318)	(865)	52.3%
Total	3,403	2,511	35.5%	12,970	8,496	52.6%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	534	212	152.6%	1,462	760	92.4%
Itaipu Transmission Charges	63	14	336.0%	160	53	200.3%
Connection Charges	29	24	19.5%	112	76	46.8%
Charges for the Use of the Distribution System	(11)	9	-	21	34	-37.8%
System Service Usage Charges - ESS	(229)	81	-	(453)	363	-
Reserve Energy Charges - EER	-	-	-	-	107	-100.0%
PIS and COFINS Tax Credit	(37)	(32)	15.5%	(125)	(130)	-3.6%
Total	349	308	13.3%	1,177	1,264	-6.9%

Cost of Electric Energy	3,752	2,820	33.1%	14,147	9,760	44.9%

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Cost of Electric Energy (without RGE Sul) (R$ Million)
	4Q17	4Q16	Var.	2017	2016	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	489	452	8.2%	1,959	1,966	-0.3%
Energy Purchased in the Spot Market/PROINFA	154	66	134.4%	346	206	67.9%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	2,540	1,932	31.5%	9,780	6,874	42.3%
PIS and COFINS Tax Credit	(294)	(227)	29.9%	(1,118)	(837)	33.6%
Total	2,889	2,223	29.9%	10,968	8,209	33.6%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	444	184	141.7%	1,200	732	63.8%
Itaipu Transmission Charges	53	13	311.5%	133	52	158.5%
Connection Charges	20	19	4.1%	73	71	4.0%
Charges for the Use of the Distribution System	(11)	8	-	21	33	-36.1%
System Service Usage Charges - ESS	(163)	74	-	(387)	356	-
Reserve Energy Charges - EER	(32)	-	-	-	107	-100.0%
PIS and COFINS Tax Credit	(29)	(28)	5.9%	(97)	(125)	-22.6%
Total	281	271	4.0%	944	1,226	-23.0%

Cost of Electric Energy	3,170	2,494	27.1%	11,911	9,434	26.3%

In 4Q17, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 3,752 million, representing an increase of 33.1% (R$ 932 million):

•           The cost of electric power purchased for resale was R$ 3,403 million in 4Q17, representing an increase of 35.5% (R$ 891 million), due to the following factors:

(i)         Acquisition of RGE Sul (R$ 226 million);

(ii)        Increase of 31.5% (R$ 608 million) in the cost of energy purchased in the regulated environment and bilateral contracts, due to the increase of 55.9% in the average purchase price (from R$ 196.31/MWh in 4Q16 to R$ 306.11/MWh in 4Q17), partially offset by the reduction of 15.7% (1,544 GWh) in the volume of purchased energy;

(iii)       Increase of 134.4% (R$ 88 million) in the cost of energy purchased in the short term and Proinfa, mainly due to the higher average PLD (from R$ 162.82/MWh in 4Q16 to R$ 398.02/MWh in 4Q17, in the Southeast/Midwest submarket, and from R$ 162.82/MWh in 4Q16 to R$ 398.09/MWh in 4Q17, in the South submarket);

(iv)      Increase of 8.2% (R$ 37 million) in the cost of energy from Itaipu, due to the increase of 11.7% in the average purchase price (from R$ 176.67/MWh in 4Q16 to R$ 197.38/MWh in 4Q17), partially offset by the reduction of 3.1% (81 GWh) in the volume of purchased energy;

Partially offset by:

(v)       Increase of 29.9% (R$ 68 million) in PIS and Cofins tax credit (cost reducer), generated from the energy purchase.

•           Charges for the use of the transmission and distribution system reached R$ 349 million in 4Q17, representing an increase of 13.3% (R$ 41 million), due to the following factors:

(i)         Acquisition of RGE Sul (R$ 30 million);

(ii)        Increase of 141.7% (R$ 260 million) in charges for basic network;

(iii)       Increase of 311.5% (R$ 40 million) in the Itaipu transmission charges;

(iv)      Increase of 4.1% (R$ 1 million) in connection  charges;

Partially offset by:

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(v)       Variation of R$ 237 million in the System Service Usage Charges – ESS, from an expense of R$ 74 million in 4Q16 to a revenue of R$ 163 million in 4Q17;

(vi)      Revenue (receiving of financial resources) of R$ 32 million in 4Q17, related to the Energy Reserve Charges – EER;

(vii)     Variation of R$ 19 million in the usage of the distribution system charges, from an expense of R$ 8 million in 4Q16 to a revenue of R$ 11 million in 4Q17;

(viii)    Increase of 5.9% (R$ 2 million) in PIS and Cofins tax credit (cost reducer), generated from the charges.

In 2017, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 14,147 million, representing an increase of 44.9% (R$ 4,387 million):

•           The cost of electric power purchased for resale was R$ 12,970 million in 2017, representing an increase of 52.6% (R$ 4,473 million), due to the following factors:

(i)         Acquisition of RGE Sul (R$ 1,714 million);

(ii)        Increase of 42.3% (R$ 2,907 million) in the cost of energy purchased in the regulated environment and bilateral contracts, due to the increase of 46.5% in the average purchase price (from R$ 178.87/MWh in 2016 to R$ 261.96/MWh in 2017), partially offset by the reduction of 2.8% (1,093 GWh) in the volume of purchased energy;

(iii)       Increase of 67.9% (R$ 140 million) in the cost of energy purchased in the short term and Proinfa;

Partially offset by:

(iv)      Increase of 33.6% (R$ 281 million) in PIS and Cofins tax credit (cost reducer), generated from the energy purchase;

(v)       Reduction of 0.3% (R$ 7 million) in the cost of energy from Itaipu, due to the reduction of 3.4% (348 GWh) in the volume of purchased energy, partially offset by the increase of 3.2% in the average purchase price (from R$ 193.39/MWh in 2016 to R$ 199.58/MWh in 2017).

•           Charges for the use of the transmission and distribution system reached R$ 1,177 million in 2017, representing a reduction of 6.9% (R$ 87 million), due to the following factors:

(i)         Variation of R$ 743 million in the System Service Usage Charges – ESS, from an expense of R$ 356 million in 2016 to a revenue of R$ 387 million in 2017;

(ii)        Expense (disbursement of financial resources) of R$ 107 million in 2016, related to the Energy Reserve Charges – EER;

(iii)       Reduction of 36.1% (R$ 12 million) in the usage of the distribution system charges;

Partially offset by:

(iv)      Acquisition of RGE Sul (R$ 195 million);

(v)       Increase of 63.8% (R$ 467 million) in charges for basic network;

(vi)      Increase of 158.5% (R$ 82 million) in the Itaipu transmission charges;

(vii)     Reduction of 22.6% (R$ 28 million) in PIS and Cofins tax credit (cost reducer), generated from the charges;

(viii)    Increase of 4.0% (R$ 3 million) in connection charges.

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11.1.1.5) Operating Costs and Expenses

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

Operating costs and expenses reached R$ 1,508 million in 4Q17, compared to R$ 1,310 million in 4Q16, an increase of 15.1% (R$ 197 million). In 2017, operating costs and expenses reached R$ 5,459 million, compared to R$ 4,026 million in 2016, an increase of 35.6% (R$ 1,433 million).

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The factors that explain these variations follow below:

PMSO

Reported PMSO (R$ million)
	4Q17	4Q16	Variation		2017	2016	Variação
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(251)	(220)	(31)	14.1%	(920)	(729)	(192)	26.3%
Material	(46)	(33)	(13)	39.0%	(170)	(123)	(47)	38.0%
Outsourced Services	(235)	(190)	(45)	23.4%	(853)	(657)	(195)	29.7%
Other Operating Costs/Expenses	(162)	(151)	(11)	7.3%	(615)	(547)	(68)	12.5%
Allowance for doubtful accounts	(36)	(42)	6	-13.7%	(155)	(168)	13	-7.7%
Legal, judicial and indemnities expenses	(59)	(42)	(17)	40.5%	(179)	(168)	(11)	6.6%
Others	(67)	(67)	0	-0.3%	(280)	(210)	(70)	33.4%
Total Reported PMSO	(693)	(594)	(99)	16.7%	(2,557)	(2,055)	(502)	24.4%

PMSO RGE Sul
Personnel	(44)	(33)	(11)	34.8%	(161)	(33)	(129)	394.7%
Material	(7)	(6)	(2)	34.3%	(30)	(6)	(25)	449.9%
Outsourced Services	(42)	(22)	(19)	87.6%	(135)	(22)	(113)	507.7%
Other Operating Costs/Expenses	(17)	(33)	15	-47.2%	(77)	(33)	(45)	137.6%
Allowance for doubtful accounts	(6)	(5)	(1)	26.2%	(29)	(5)	(23)	458.8%
Legal, judicial and indemnities expenses	3	(11)	14	-	9	(11)	20	-
Others	(14)	(16)	3	-16.8%	(58)	(16)	(41)	253.8%
Total PMSO RGE Sul	(110)	(93)	(17)	18.6%	(404)	(93)	(311)	334.9%

PMSO (-) RGE Sul
Personnel	(207)	(188)	(20)	10.5%	(759)	(696)	(63)	9.1%
Material	(38)	(27)	(11)	39.9%	(139)	(117)	(22)	18.5%
Outsourced Services	(193)	(168)	(25)	15.0%	(718)	(635)	(83)	13.1%
Other Operating Costs/Expenses	(144)	(118)	(26)	22.4%	(537)	(514)	(23)	4.6%
Allowance for doubtful accounts	(29)	(36)	7	-19.3%	(127)	(163)	36	-22.3%
Legal, judicial and indemnities expenses	(62)	(31)	(31)	100.4%	(188)	(157)	(31)	19.8%
Others	(53)	(51)	(3)	5.0%	(222)	(194)	(29)	14.8%
Total PMSO (-) RGE Sul	(583)	(501)	(82)	16.4%	(2,154)	(1,963)	(191)	9.7%

In 4Q17, PMSO reached R$ 693 million, an increase of 16.7% (R$ 99 million), compared to R$ 594 million in 4Q16. Disregarding the acquisition of RGE Sul, PMSO would increase 16.4% (R$ 82 million).

Personnel – increase of 14.1% (R$ 31 million), mainly due to the acquisition of RGE Sul (R$ 11 million), of the collective bargaining agreement effects (R$ 7 million) and others (R$ 13 million);

Material – increase of 39.0% (R$ 13 million), mainly due to the acquisition of RGE Sul (R$ 2 million), the replacement of material to the maintenance of lines and grid (R$ 6 million) and others (R$ 5 million);

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Outsourced services – increase of 23.4% (R$ 45 million), mainly due to the following items: acquisition of RGE Sul (R$ 19 million), hardware/software maintenance (R$ 5 million), tree pruning (R$ 5 million), meter reading and use (R$ 3 million), Call Center (R$ 2 million), maintenance in substations (R$ 2 million) and others (R$ 9 million);

Other operating costs/expenses – increase of 7.3% (R$ 11 million), mainly due to the following factors: legal and judicial expenses (R$ 31 million) and other expenses (R$ 3 million). These effects were partially offset by the acquisition of RGE Sul (R$ 15 million) and the reduction in the allowance for doubtful accounts (R$ 7 million).

In 2017, PMSO reached R$ 2,557 million, an increase of 24.4% (R$ 502 million), compared to R$ 2,055 million in 2016. Disregarding the acquisition of RGE Sul, PMSO would increase 9.7% (R$ 191 million).

Personnel – increase of 26.3% (R$ 192 million), mainly due to the acquisition of RGE Sul (R$ 129 million), of the collective bargaining agreement effects (R$ 42 million) and others (R$ 21 million);

Material – increase of 38.0% (R$ 47 million), mainly due to the acquisition of RGE Sul (R$ 25 million), the replacement of material to the maintenance of lines and grid (R$ 14 million) and others (R$ 8 million);

Outsourced services – increase of 29.7% (R$ 195 million), mainly due to the following items: acquisition of RGE Sul (R$ 113 million), outsourced services (R$ 15 million), hardware/software maintenance (R$ 12 million), tree pruning (R$ 12 million), lines, grid and substations maintenance service (R$ 10 million), meter reading and use (R$ 9 million), Call Center (R$ 7 million), collection actions (R$ 5 million), maintenance in substations (R$ 3 million) and others (R$ 9 million);

Other operating costs/expenses – increase of 12.5% (R$ 68 million), mainly due to the following factors: acquisition of RGE Sul (R$ 45 million), legal and judicial expenses (R$ 31 million) and other expenses (R$ 29 million). These effects were partially offset by the reduction in the allowance for doubtful accounts (R$ 36 million).

Other operating costs and expenses

In 4Q17, other operating costs and expenses reached R$ 815 million, compared to R$ 717 million in 4Q16, registering an increase of 13.7% (R$ 98 million), with the variations below:

            (i)       Acquisition of RGE Sul (R$ 57 million);

           (ii)       Increase of 1016.3% (R$ 60 million) in Amortization of Intangible of Concession Asset item;

          (iii)       Increase of 5.8% (R$ 26 million) in cost of building the concession´s infrastructure. This item, which reached R$ 482 million in 4Q17, does not affect results, since it has its counterpart in “operating revenue”;

         (iv)       Increase of 10.8% (R$ 2 million) in Private Pension Fund item, due to the registration of the impacts of the 2017 actuarial report;

Partially offset by:

          (v)       Reduction of 38.4% (R$ 45 million) in Depreciation and Amortization item;

         (vi)       Reduction of 17.0% (R$ 3 million) in Amortization of Acquisition Goodwill item.

In 2017, other operating costs and expenses reached R$ 2,902 million, compared to R$ 1,971 million in 2016, registering an increase of 47.3% (R$ 931 million), with the variations below:

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        (vii)       Acquisition of RGE Sul (R$ 490 million);

       (viii)       Increase of 30.5% (R$ 378 million) in cost of building the concession´s infrastructure. This item, which reached R$ 1,615 million in 2017, does not affect results, since it has its counterpart in “operating revenue”;

         (ix)       Increase of 254.1% (R$ 60 million) in Amortization of Intangible of Concession Asset item;

          (x)       Increase of 39.1% (R$ 29 million) in Private Pension Fund item, due to the registration of the impacts of the 2017 actuarial report;

Partially offset by:

         (xi)       Reduction of 37.5% (R$ 24 million) in Amortization of Acquisition Goodwill item;

        (xii)       Reduction of 0.4% (R$ 2 million) in Depreciation and Amortization item.

11.1.1.6) EBITDA

EBITDA totaled R$ 668 million in 4Q17, compared to R$ 372 million in 4Q16, an increase of 79.5% (R$ 296 million). In 2017, EBITDA totaled R$ 2,234 million, compared to R$ 1,845 million in 2016, an increase of 21.1% (R$ 390 million).

Conciliation of Net Income and EBITDA (R$ million)
	4Q17	4Q16	Var.	2017	2016	Var.
Net income	320	(20)	-	605	407	48.5%
Depreciation and Amortization	194	170		764	591
Financial Results	89	201		566	551
Income Tax /Social Contribution	64	21		300	296
EBITDA	668	372	79.5%	2,234	1,845	21.1%

11.1.1.7) Financial Result

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item. However, the impacts caused by the acquisition of RGE Sul in CPFL Energia’s results (due to the reduction in Cash and increase in Indebtedness for acquisition funding, among others) were not excluded in our analyzes.

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Financial Result (R$ Million)
	4Q17	4Q16	Var.	2017	2016	Var.
Revenues
Income from Financial Investments	28	97	-70.9%	218	371	-41.4%
Additions and Late Payment Fines	61	69	-10.8%	262	238	10.0%
Fiscal Credits Update	1	2	-51.3%	8	19	-59.6%
Judicial Deposits Update	9	8	14.3%	49	34	43.1%
Monetary and Foreign Exchange Updates	14	10	36.8%	40	78	-48.5%
Discount on Purchase of ICMS Credit	7	3	158.9%	16	16	1.2%
Sectoral Financial Assets Update	-	(18)	-100.0%	-	33	-100.0%
PIS and COFINS - over Other Financial Revenues	(9)	(14)	-37.9%	(36)	(47)	-22.1%
Others	13	7	71.6%	41	39	5.8%
Total	125	165	-24.2%	597	781	-23.6%

Expenses
Debt Charges	(131)	(187)	-30.0%	(623)	(690)	-9.7%
Monetary and Foreign Exchange Updates	(69)	(142)	-51.7%	(390)	(525)	-25.7%
(-) Capitalized Interest	6	4	39.7%	21	13	55.3%
Sectoral Financial Liabilities Update	(2)	(8)	-80.2%	(82)	(25)	228.3%
Others	(19)	(33)	-42.5%	(88)	(105)	-15.8%
Total	(214)	(366)	-41.5%	(1,164)	(1,332)	-12.6%

Financial Result	(89)	(201)	-55.7%	(566)	(551)	2.9%

Financial Result (without RGE Sul) (R$ Million)
	4Q17	4Q16	Var.	2017	2016	Var.
Revenues
Income from Financial Investments	25	95	-73.8%	201	368	-45.4%
Additions and Late Payment Fines	50	58	-14.6%	208	228	-8.7%
Fiscal Credits Update	1	2	-51.3%	8	19	-59.6%
Judicial Deposits Update	9	8	6.6%	46	34	34.3%
Monetary and Foreign Exchange Updates	13	11	13.4%	39	79	-50.8%
Discount on Purchase of ICMS Credit	7	3	158.9%	16	16	1.2%
Sectoral Financial Assets Update	-	(14)	-100.0%	-	36	-100.0%
PIS and COFINS - over Other Financial Revenues	(9)	(10)	-17.6%	(36)	(43)	-16.0%
Others	12	7	87.0%	37	38	-4.2%
Total	108	159	-32.0%	518	776	-33.2%

Expenses
Debt Charges	(106)	(159)	-33.6%	(489)	(662)	-26.1%
Monetary and Foreign Exchange Updates	(64)	(136)	-53.3%	(368)	(519)	-29.2%
(-) Capitalized Interest	6	4	44.9%	18	13	38.3%
Sectoral Financial Liabilities Update	(4)	(8)	-48.6%	(66)	(25)	165.1%
Others	(16)	(28)	-42.1%	(72)	(100)	-28.0%
Total	(183)	(327)	-43.8%	(977)	(1,293)	-24.4%

Financial Result	(76)	(168)	-55.0%	(460)	(518)	-11.2%

In 4Q17, the net financial result recorded a net financial expense of R$ 89 million, a reduction of 55.7% (R$ 112 million). The items explaining these changes are as follows:

•        Financial Revenue: reduction of 24.2% (R$ 40 million), from R$ 165 million in 4Q16 to R$ 125 million in 4Q17, mainly due to the following factors:

(i)          Reduction of 73.8% (R$ 70 million) in the income from financial investments, due to the lower average balance of investments and the fall of CDI interbank rate;

(ii)         Reduction of 14.6% (R$ 9 million) in late payment interest and fines;

(iii)        Reduction of 51.3% (R$ 1 million) in fiscal credits update;

Partially offset by:

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(iv)       Acquisition of RGE Sul (R$ 11 million);

(v)        Reduction of R$ 14 million in sectoral financial assets update (revenue reducer);

(vi)       Increase of 87.0% (R$ 6 million) in other financial revenues;

(vii)      Increase of 158.9% (R$ 4 million) in the discount on purchase of ICMS credit;

(viii)     Increase of 13.4% (R$ 2 million) in adjustments for inflation and exchange rate changes, due to: (a) the increase of R$ 6 million in the adjustment of the balance of tariff subsidies, as determined by Aneel; partially offset by (b) the reduction of R$ 4 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers and the reduction;

(ix)       Reduction of 17.6% (R$ 2 million) in PIS and Cofins on financial revenues (revenue reducer);

(x)        Increase of 6.6% (R$ 1 million) in adjustments for inflation of escrow deposits.

•        Financial Expense: reduction of 41.5% (R$ 152 million), from R$ 366 million in 4Q16 to R$ 214 million in 4Q17, mainly due to the following factors:

            (i)       Acquisition of RGE Sul (R$ 9 million);

           (ii)       Reduction of 53.3% (R$ 72 million) in adjustments for inflation and exchange rate changes, due to: (a) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 70 million); and (b) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 9 million); partially offset by (c) the effect of exchange variation in Itaipu invoices (R$ 7 million);

          (iii)       Reduction of 33.6% (R$ 53 million) in interest on debt in local currency;

         (iv)       Reduction of 42.1% (R$ 12 million) in other financial expenses;

          (v)       Reduction of 48.6% (R$ 4 million) in the sectoral financial liabilities update;

         (vi)       Increase of 44.9% (R$ 2 million) in capitalized interest (expense reducer).

In 2017, the net financial result recorded a net financial expense of R$ 566 million, an increase of 2.9% (R$ 16 million). The items explaining these changes are as follows:

•        Financial Revenue: reduction of 23.6% (R$ 184 million), from R$ 781 million in 2016 to R$ 597 million in 2017, mainly due to the following factors:

            (i)       Reduction of 45.4% (R$ 167 million) in the income from financial investments, due to the lower average balance of investments and the fall of CDI interbank rate;

           (ii)       Reduction of 50.8% (R$ 40 million) in adjustments for inflation and exchange rate changes, due to the reductions of: (a) R$ 36 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; and (b) R$ 8 million in the adjustment of the balance of tariff subsidies, as determined by Aneel; partially offset by the increase of (c) R$ 5 million in other adjustments for inflation and exchange rate changes;

          (iii)       Reduction of R$ 36 million in sectoral financial assets update;

         (iv)       Reduction of 8.7% (R$ 20 million) in late payment interest and fines;

          (v)       Reduction of 59.6% (R$ 11 million) in fiscal credits update;

         (vi)       Increase of 4.2% (R$ 2 million) in other financial revenues;

Partially offset by:

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        (vii)       Acquisition of RGE Sul (R$ 73 million);

       (viii)       Increase of 34.3% (R$ 12 million) in adjustments for inflation of escrow deposits;

         (ix)       Reduction of 16.0% (R$ 7 million) in PIS and Cofins on financial revenues (revenue reducer).

•        Financial Expense: reduction of 12.6% (R$ 168 million), from R$ 1,332 million in 2016 to R$ 1,164 million in 2017, mainly due to the following factors:

            (i)       Reduction of 26.1% (R$ 173 million) in interest on debt in local currency;

           (ii)       Reduction of 29.2% (R$ 151 million) in adjustments for inflation and exchange rate changes, due to: (a) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 185 million); and (b) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 3 million); partially offset by (c) the effect of exchange variation in Itaipu invoices (R$ 36 million);

          (iii)       Reduction of 28.0% (R$ 28 million) in other financial expenses;

         (iv)       Increase of 38.3% (R$ 5 million) in capitalized interest (expense reducer);

Partially offset by:

          (v)       Acquisition of RGE Sul (R$ 147 million);

         (vi)       Increase of 165.1% (R$ 41 million) in the sectoral financial liabilities update.

11.1.1.8) Net Income

In 4Q17, a Net Income of R$ 320 million was registered, compared to a Net Loss of R$ 20 million in 4Q16. In 2017, Net Income reached R$ 605 million, compared to a Net Income of R$ 407 million, an increase of 48.5% (R$ 198 million).

11.1.2) Tariff Events

Reference dates

Tariff Process Dates
Disco	Date
CPFL Santa Cruz	March 22nd*
CPFL Leste Paulista	March 22nd*
CPFL Jaguari	March 22nd*
CPFL Sul Paulista	March 22nd*
CPFL Mococa	March 22nd*
CPFL Paulista	April 8th
RGE Sul	April 19th
RGE	June 19th
CPFL Piratininga	October 23rd

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Tariff Revision
Distributor	Periodicity	Next Revision	Cycle
CPFL Paulista	Every 5 years	April 2018	4th PTRC
RGE Sul	Every 5 years	April 2018	4th PTRC
RGE	Every 5 years	June 2018	4th PTRC
CPFL Piratininga	Every 4 years	October 2019	5th PTRC
CPFL Santa Cruz	Every 5 years	March 2021*	5th PTRC
CPF Leste Paulista	Every 5 years	March 2021*	5th PTRC
CPFL Jaguari	Every 5 years	March 2021*	5th PTRC
CPFL Sul Paulista	Every 5 years	March 2021*	5th PTRC
CPFL Mococa	Every 5 years	March 2021*	5th PTRC

* In the Public Hearing 038/2015, held by Aneel, the revision dates have been changed to March 22. The date previously used for the adjustments of these distributors was February 3.

Annual tariff adjustments occurred in 2017

	CPFL Paulista	RGE Sul	RGE	Piratininga
Ratifying Resolution	2,217	2,218	2,252	2,314
Adjustment	-0.80%	-0.20%	3.57%	7.69%
Parcel A	1.37%	2.32%	2.17%	6.78%
Parcel B	0.76%	0.63%	0.20%	-0.45%
Financial Components	-2.93%	-3.15%	1.21%	1.37%
Effect on consumer billings	-10.50%	-6.43%	5.00%	17.28%
Date of entry into force	4/8/2017	4/19/2017	6/19/2017	10/23/2017

Annual tariff adjustments occurred in March 2018¹

	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Ratifying Resolution	2,376	2,376	2,376	2,376	2,376
Adjustment	5.71%	5.71%	5.71%	5.71%	5.71%
Parcel A	5.92%	5.92%	5.92%	5.92%	5.92%
Parcel B	-1.51%	-1.51%	-1.51%	-1.51%	-1.51%
Financial Components	1.30%	1.30%	1.30%	1.30%	1.30%
Effect on consumer billings	5.32%	7.03%	21.15%	7.50%	3.40%
Date of entry into force	3/22/2018	3/22/2018	3/22/2018	3/22/2018	3/22/2018

¹Considering the merger of the concessions in 12/31/2017, the same percentage of adjustment was considered for all the concessions, but the effect on consumer billings is different for each one of the concessions.

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11.1.3) Operating Performance of Distribution

SAIDI and SAIFI

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

SAIDI and SAIFI Indexes[1]
Distributor	SAIDI (hours)									SAIFI (interruptions)
	2013	2014	2015	2016	1Q17	2Q17	3Q17	4Q17	ANEEL1	2013	2014	2015	2016	1Q17	2Q17	3Q17	4Q17	ANEEL1
CPFL Paulista	7.14	6.93	7.76	7.62	7.33	7.23	7.37	7.14	7.50	4.73	4.88	4.89	5.00	4.89	4.94	5.10	4.94	6.53
CPFL Piratininga	7.44	6.98	7.24	8.44²	8.82	7.45	7.22	6.97	6.93	4.58	4.19	4.31	3.97²	4.28	4.56	4.52	4.45	6.04
RGE	17.35	18.77	15.98	14.44	14.43	13.88	14.42	14.16	12.15	9.04	9.14	8.33	7.56	7.82	7.57	7.85	7.74	9.10
RGE Sul	14.07	17.75	19.11	19.45	17.34	16.24	16.34	15.58	11.38	7.39	8.87	8.42	9.41	8.84	8.36	8.23	7.62	9.10
CPFL Santa Cruz	6.97	6.74	8.46	5.65	5.38	5.23	5.09	4.82	9.25	6.82	5.29	6.34	4.09	3.79	3.88	3.76	3.69	8.76
CPFL Jaguari	5.92	5.41	6.93	7.10	7.81	7.26	6.33	6.31	8.00	5.43	4.32	4.61	6.13	7.34	6.95	5.47	5.64	8.00
CPFL Mococa	4.86	6.88	7.04	10.56	10.30	9.73	6.07	5.92	10.19	4.93	7.31	5.92	6.63	6.33	6.04	6.02	6.04	8.79
CPFL Leste Paulista	7.58	8.48	7.92	8.01	8.19	8.44	8.02	7.91	9.79	6.33	6.30	5.67	5.73	5.69	6.45	6.20	6.19	8.49
CPFL Sul Paulista	9.08	9.69	11.51	15.20	12.62	11.11	10.05	8.20	10.45	6.71	7.03	9.47	11.76	9.98	9.50	8.92	6.77	8.72
Santa Cruz - Agrup								6.13									5.04

1)     Regulatory Agency (ANEEL) Limit – 2017.

2)     In past releases we published SAIFI of 3.80 and SAIDI of 6.97 for CPFL Piratininga, which statistics excluded the effect of a failure in transmission provided by CTEEP due to a storm.  A decision by ANEEL required us to include the effect of this outage in the statistics for CPFL Piratininga

In 2016, CPFL Piratininga and CPFL Mococa were impacted by energy disconnections originated from the Transmission company (External Supply), in a volume higher than the historical, but in recent periods the SAIDI indicator is showing an improving trend of results.

RGE Sul’s and CPFL Sul Paulista’s SAIDIs registered an improvement  in 4Q17 indicators, when compared to 2016 demonstrating the effectiveness of maintenance and improvement works, and also because,in 2017, we have more favorable weather conditions than in 2016, when we were still suffering the effects of what was considered the strongest El Niño of the last 15 years.

The SAIFI indicator was kept below regulatory limits in all companies, reflecting the effectiveness of the maintenance performed and the constant investments in improvements and modernization carried out by CPFL.

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Losses

Find below the performance of CPFL distribution companies throughout the last quarters:

12M Accumulated Losses[1]	Technical Losses					Non-Technical Losses					Total Losses
	1Q17	2Q17	3Q17	4Q17	ANEEL[2]	1Q17	2Q17	3Q17	4Q17	ANEEL[2]	1Q17	2Q17	3Q17	4Q17	ANEEL[2]
CPFL Energia	6.25%	6.22%	6.21%	6.19%	6.39%	2.98%	2.76%	2.94%	2.82%	1.81%	9.23%	8.98%	9.15%	9.01%	8.20%
CPFL Paulista	6.02%	5.90%	5.82%	5.84%	6.32%	3.64%	3.54%	3.71%	3.47%	1.98%	9.66%	9.45%	9.53%	9.31%	8.30%
CPFL Piratininga	5.31%	5.37%	5.45%	5.50%	5.52%	2.20%	2.07%	2.08%	1.96%	1.45%	7.52%	7.44%	7.53%	7.46%	6.97%
RGE	7.45%	7.52%	7.57%	7.60%	7.28%	2.42%	1.63%	1.77%	1.60%	1.81%	9.87%	9.16%	9.35%	9.20%	9.09%
RGE Sul	6.70%	6.66%	6.74%	6.44%	6.75%	3.02%	3.02%	3.51%	3.83%	2.20%	9.72%	9.68%	10.25%	10.28%	8.95%
Nova CPFL Santa Cruz	7.41%	7.53%	7.49%	7.39%	0.00%	1.64%	0.94%	1.29%	1.19%	0.00%	9.05%	8.48%	8.78%	8.59%	0.00%
CPFL Santa Cruz	8.68%	8.97%	8.79%	8.56%	7.76%	1.31%	0.31%	1.10%	0.82%	0.51%	9.98%	9.28%	9.89%	9.38%	8.27%
CPFL Jaguari	3.39%	3.47%	3.54%	3.61%	4.28%	1.01%	0.17%	0.29%	0.40%	0.41%	4.40%	3.64%	3.83%	4.01%	4.69%
CPFL Mococa	7.34%	7.40%	7.66%	7.89%	8.17%	3.18%	3.05%	3.07%	2.98%	0.57%	10.52%	10.46%	10.73%	10.87%	8.74%
CPFL Leste Paulista	8.39%	8.35%	8.23%	8.23%	7.99%	2.18%	1.68%	1.38%	1.48%	0.82%	10.57%	10.03%	9.62%	9.71%	8.81%
CPFL Sul Paulista	8.25%	8.15%	8.14%	7.96%	5.94%	1.97%	1.71%	1.91%	1.84%	0.22%	10.22%	9.86%	10.05%	9.80%	6.16%

Notes:

(1)  The figures above were adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga, RGE and RGE Sul, high-voltage customers were disregarded;

(2)  Regulatory targets for losses are defined in the periodic tariff revision (RTP) process. CPFL Paulista, RGE and RGE Sul are on the 3rd PTRC and other distributors are in 4th PTRC.

The consolidated losses index of CPFL Energia, already considering RGE Sul in the historical series, was of 9.01% in 4Q17, compared to 9.31% in 4Q16, an increase of 0.30 p.p. Disregarding RGE Sul, the consolidated losses index of CPFL Energia would be of 8.81% in 4Q17, compared to 9.09% in 4Q16, an increase of 0.27 p.p.

Find below how was performance of losses in low voltage market:

12M Accumulated Losses - LV1	Non-technical Losses / LV
	1Q17	2Q17	3Q17	4Q17	ANEEL[2]
CPFL Paulista	8.59%	8.36%	8.78%	8.17%	4.61%
CPFL Piratininga	6.21%	5.85%	5.89%	5.56%	3.90%
RGE	5.99%	4.03%	4.36%	3.99%	4.41%
RGE Sul	7.15%	7.14%	8.28%	9.14%	4.91%
Nova CPFL Santa Cruz	3.61%	2.07%	2.85%	2.62%	0.00%
CPFL Santa Cruz	2.64%	0.62%	2.23%	1.65%	0.98%
CPFL Jaguari	4.10%	0.68%	1.16%	1.60%	1.60%
CPFL Mococa	5.64%	5.44%	5.50%	5.37%	0.98%
CPFL Leste Paulista	3.96%	3.05%	2.52%	2.70%	1.46%
CPFL Sul Paulista	4.27%	3.68%	4.11%	3.96%	0.46%

Note:

(1)  Regulatory targets for losses are defined in the periodic tariff revision (RTP) process. CPFL Paulista, RGE and RGE Sul are on the 3rd PTRC and other distributors are in 4th PTRC.

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11.2) Commercialization and Services Segments

11.2.1) Commercialization Segment

Consolidated Income Statement - Commercialization (R$ Million)
	4Q17	4Q16	Var.	2017	2016	Var.
Net Operating Revenue	1,044	607	72.1%	3,414	2,085	63.8%
EBITDA (1)	53	59	-9.3%	171	163	5.0%
Net Income	29	34	-12.6%	90	107	-15.4%

Note:

(1)     EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 4Q17, net operating revenue reached R$ 1,044 million, representing an increase of 72.1% (R$ 437 million).

In 2017, net operating revenue reached R$ 3,414 million, representing an increase of 63.8% (R$ 1,329 million).

EBITDA

In 4Q17, EBITDA totaled R$ 53 million, compared to R$ 59 million in 4Q16, a decrease of 9.3% (R$ 6 million).

In 2017, EBITDA totaled R$ 171 million, compared to R$ 163 million in 2016, a decrease of 5.0% (R$ 8 million).

Net Income

In 4Q17, net income amounted to R$ 29 million, compared to R$ 34 million in 4Q16, a reduction of 12.6% (R$ 5 million).

In 2017, net income amounted to R$ 90 million, compared to R$ 107 million in 2016, a reduction of 15.4% (R$ 17 million).

11.2.2) Services Segment

Consolidated Income Statement - Services (R$ Million)
	4Q17	4Q16	Var.	2017	2016	Var.
Net Operating Revenue	98	102	-3.9%	486	400	21.3%
EBITDA(1)	27	17	55.0%	87	78	11.7%
Net Income	17	13	27.4%	55	54	1.4%

Note:

(1)     EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 4Q17, net operating revenue reached R$ 98 million, representing a reduction of 3.9% (R$ 4 million).

In 2017, net operating revenue reached R$ 486 million, representing an increase of 21.3% (R$ 86 million).

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EBITDA

In 4Q17, EBITDA totaled R$ 27 million, compared to R$ 17 million in 4Q16, an increase of 55.0% (R$ 10 million).

In 2017, EBITDA reached R$ 87 million, compared to R$ 78 million in 2016, an increase of 11.7% (R$ 9 million).

Net Income

In 4Q17, net income amounted to R$ 17 million, compared to R$ 13 million in 4Q16, an increase of 27.4% (R$ 4 million).

In 2017, net income amounted to R$ 55 million, compared to R$ 54 million in 2016, an increase of 1.4% (R$ 1 million).

11.3) Conventional Generation Segment

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (R$ million)
	4Q17	4Q16	Var.	2017	2016	Var.
Gross Operating Revenue	391	290	35.0%	1,303	1,105	17.9%
Net Operating Revenue	360	263	37.0%	1,190	1,003	18.7%
Cost of Electric Power	(49)	(29)	69.3%	(147)	(99)	49.6%
Operating Costs & Expenses	(107)	(63)	68.4%	(279)	(233)	20.0%
EBIT	205	171	19.9%	763	672	13.7%
EBITDA	295	315	-6.2%	1,200	1,110	8.0%
Financial Income (Expense)	(63)	(96)	-34.6%	(329)	(380)	-13.4%
Income Before Taxes	201	185	8.9%	747	603	23.8%
Net Income	203	161	26.1%	652	505	29.0%

Nota:

(1)     EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

11.3.1.1) Operating Revenue

In the analysis presented in this report, in 2017, we consider the migration of the transmission companies CPFL Piracicaba and CPFL Morro Agudo from “Others” to “Conventional Generation” segment.

In 4Q17, Gross Operating Revenue reached R$ 391 million, an increase of 35.0% (R$ 101 million) in relation to 4Q16.

The variation in the gross operating revenue is mainly due to the following factors:

  Effect from the consolidation of transmission companies in Revenue from Construction of Concession Infrastructure (R$ 47 million) and other revenues (R$ 30 million);
  Increase of  R$ 7 million in the revenue from the power supply from Serra da Mesa HPP, justified by the increases in Furnas power supply revenue;
  Increase of R$ 7 million in the revenue from the plants of Rio das Antas Complex (CERAN);
  Increase of 3.6% (R$ 2 million) in the power supply to CPFL Paulista and CPFL Piratininga of energy from Barra Grande HPP (BAESA).

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Net Operating Revenue reached R$ 360 million, registering an increase of 37.0% (R$ 97 million) in relation to 4Q16.

In 2017, Gross Operating Revenue amounted to R$ 1,303 million, an increase of 17.9% (R$ 198 million).

The variation in the gross operating revenue is mainly due to the following factors:

  Effect from the consolidation of transmission companies in Revenue from Construction of Concession Infrastructure (R$ 47 million) and other revenues (R$ 30 million);
  Increase of 6.1% (R$ 33 million) in the revenue from the power supply from Serra da Mesa HPP, due to the increase of 6.4% in the average sales price, as a result of the price readjustment of this sale agreement;
  Increase of R$ 22 million in the revenue from the plants of Rio das Antas Complex (CERAN);
  Increase of 6.8% (R$ 13 million) in the power supply to CPFL Paulista and CPFL Piratininga of energy from Barra Grande HPP (BAESA);
  Other revenues (R$ 41 million).

Net Operating Revenue reached R$ 1,190 million, registering an increase of 18.7% (R$ 187 million).

11.3.1.2) Cost of Electric Power

In the analysis presented in this report, in 2017, we consider the migration of the transmission companies CPFL Piracicaba and CPFL Morro Agudo from “Others” to “Conventional Generation” segment.

In 4Q17, the cost of electric power reached R$ 49 million, an increase of 69.3% (R$ 20 million), when compared to 4Q16, due mainly to the following factors:

•         Increase of 86.5% (R$ 19 million) in the cost with Electric Energy Purchased for Resale, mainly due to the following factors:

                  (i)       Increase of R$ 9 million in the energy costs from the plants of Rio das Antas Complex (CERAN), due to the increase in the volume of energy purchased, together with an increase in the average price, as a result of the higher spot price (PLD);

                 (ii)       In CPFL Geração, increase in the cost with the purchase of energy (R$ 15 million), due mainly to the increase in the average purchase price of the energy from Barra Grande HPP (Baesa);

Partially offset by:

                (iii)       Reduction of R$ 6 million in the cost with energy from Paulista Lajeado.

•         Increase of 10.3% (R$ 1 million) in the cost with Charges for the Use of the Transmission and Distribution System.

In 2017, the cost of electric power reached R$ 147 million, an increase of 49.6% (R$ 49 million), due mainly to the following factors:

•         Increase of 62.4% (R$ 46 million) in the cost with Electric Energy Purchased for Resale, mainly due to the following factors:

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                  (i)       Increase of R$ 37 million in the energy costs from the plants of Rio das Antas Complex (CERAN), due to the increase in the volume of energy purchased, together with an increase in the average price, as a result of the higher spot price (PLD);

                 (ii)       In CPFL Geração, increase in the cost of energy from Barra Grande HPP (BAESA) (R$ 18 million), due to the increase in the average price of energy purchased;

Partially offset by:

                (iii)       Reduction of R$ 10 million in the cost with energy from Paulista Lajeado.

•         Increase of 10.7% (R$ 3 million) in the cost with Charges for the Use of the Transmission and Distribution System.

11.3.1.3) Operating Costs and Expenses

In the analysis presented in this report, in 2017, we consider the migration of the transmission companies CPFL Piracicaba and CPFL Morro Agudo from “Others” to “Conventional Generation” segment.

In 4Q17, operating costs and expenses reached R$ 107 million, compared to R$ 63 million in 4Q16, an increase of 68.4% (R$ 43 million), due to the variations in:

•         PMSO item, that reached R$ 75 million in 4Q17, compared to R$ 29 million in 4Q16, registering an increase of 157.8% (R$ 46 million). The table below shows a summary of the main variations in PMSO:

PMSO (R$ million)
	4Q17	4Q16	Variation	2017	2016	Variation
			%			%
PMSO
Personnel	(11)	(9)	23.3%	(39)	(36)	9.4%
Material	(1)	(1)	-10.5%	(4)	(3)	54.6%
Outsourced Services	(7)	(7)	-9.7%	(26)	(22)	17.8%
Other Operating Costs/Expenses	(57)	(12)	364.5%	(84)	(44)	93.5%
GSF Risk Premium	(2)	(2)	0.0%	(5)	(5)	-
Others	(55)	(11)	427.2%	(79)	(38)	106.8%
Total PMSO	(75)	(29)	157.8%	(154)	(105)	47.4%

The factors that explain these variations follow below:

                  (i)       Increase of R$ 45 million in other operating costs/expenses, mainly due to the variation of R$ 45 million in Costs from Construction of Concession Infrastructure, as a result of the consolidation of the transmission companies CPFL Piracicaba e CPFL Morro Agudo;

                 (ii)       Increase of 23.3% (R$ 2 million) in Personnel expenses, mainly due to Collective Labor Agreement – wages and benefits;

Partially offset by:

                (iii)       Reduction of 10.5% in expenses with Material;

               (iv)       Reduction of 9.7% in expenses with Outsourced Services;

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•         Other operating costs/expenses, increased R$ 31 million in 4Q17, compared to R$ 34 million in 4Q16, a decrease of 8.3% (R$ 3 million), mainly due to:

                  (i)       Reduction of 17.3% (R$ 5 million) in Depreciation and Amortization;

Partially offset by:

                 (ii)       Increase of 103.3% in Amortization of Intangible of Concession Asset (R$ 2 million).

In 2017, operating costs and expenses reached R$ 279 million, compared to R$ 233 million in 2016, an increase of 20.0% (R$ 47 million), due to the variations in:

•         PMSO item, that reached R$ 154 million in 2017, compared to R$ 105 million in 2016, registering an increase of 47.4% (R$ 50 million). This variation is explained mainly by the following factors:

                  (i)       Increase of 9.4% (R$ 3 million) in Personnel expenses, mainly due to Collective Labor Agreement – wages and benefits;

                 (ii)       Increase of 54.6% (R$ 2 million) in expenses with Material, in the controlled company CERAN, due to an increase in expenses with material for plant maintenance;

                (iii)       Increase of 17.8% (R$ 4 million) in expenses with Outsourced Services;

               (iv)       Increase of 93.5% (R$ 41 million) in other operating costs/expenses, mainly due to the variation of R$ 45 million in Costs from Construction of Concession Infrastructure, as a result of the consolidation of the transmission companies CPFL Piracicaba e CPFL Morro Agudo;

•         Other operating costs/expenses, increased R$ 125 million in 2017, compared to R$ 128 million in 2016, registering a reduction of 2.4% (R$ 3 million), mainly due to:

                  (i)       Reduction of 5.2% (R$ 6 million) in Depreciation and Amortization;

                 (ii)       Increase of 25.8% (R$ 3 million) in Amortization of Intangible of Concession Asset;

Partially offset by:

                (iii)       Increase of R$ 0.4 million in Private Pension Fund.

11.3.1.4) Equity Income

Equity Income (R$ Million)
	4Q17	4Q16	Var. R$	Var. %	2017	2016	Var. R$	Var. %
Projects
Barra Grande HPP	(0)	1	(2)	100.0%	12	10	2	20.3%
Campos Novos HPP	(3)	33	(36)	-109.1%	86	117	(31)	-26.7%
Foz do Chapecó HPP	26	52	(26)	-49.8%	121	117	3	2.7%
Epasa TPP	37	24	13	56.3%	95	68	27	40.1%
Total	60	110	(51)	-46.0%	312	311	1	0.3%

In 4Q17, Equity Income result reached R$ 60 million, compared to R$ 110 million in 4Q16, a reduction of 46.0% (R$ 51 million).

In 2017, Equity Income result reached R$ 312 million, compared to R$ 311 million in 2016, an increase of 0.3% (R$ 1 million).

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Equity Income (R$ Million)
EPASA	4Q17	4Q16	Var. R$	Var. %	2017	2016	Var. R$	Var. %

Net Revenue	138	96	41	43.1%	421	292	129	44.0%
Operating Costs / Expenses	(85)	(57)	(28)	49.0%	(277)	(175)	(101)	58.0%
Deprec. / Amortization	(6)	(6)	(0)	6.6%	(19)	(19)	(0)	1.6%
Net Financial Result	(6)	(3)	(3)	116.2%	(14)	(12)	(2)	13.3%
Income Tax	(8)	(4)	(4)	120.3%	(21)	(15)	(6)	42.4%
Net Income	37	24	13	56.3%	95	68	27	40.1%

Equity Income (R$ Million)
FOZ DO CHAPECO	4Q17	4Q16	Var. R$	Var. %	2017	2016	Var. R$	Var. %

Net Revenue	110	107	3	2.4%	423	403	20	5.0%
Operating Costs / Expenses	(33)	(11)	(22)	197.4%	(95)	(72)	(24)	33.1%
Deprec. / Amortization	(16)	(16)	(0)	3.1%	(65)	(65)	(0)	0.0%
Net Financial Result	(49)	(16)	(33)	214.1%	(93)	(64)	(30)	46.4%
Income Tax	(12)	(22)	10	-46.5%	(63)	(54)	(8)	15.6%
Net Income	26	52	(26)	-49.8%	121	117	3	2.7%

Equity Income (R$ Million)
BAESA	4Q17	4Q16	Var. R$	Var. %	2017	2016	Var. R$	Var. %

Net Revenue	43	15	28	191.9%	103	60	43	72.0%
Operating Costs / Expenses	(38)	(7)	(31)	464.6%	(67)	(19)	(47)	245.5%
Deprec. / Amortization	(3)	(3)	0	-0.2%	(13)	(13)	0	-1.6%
Net Financial Result	(4)	(2)	(2)	118.3%	(7)	(6)	(1)	16.8%
Income Tax	0	(1)	1	-149.2%	(6)	(5)	(1)	24.7%
Net Income	(0)	1	(2)	-128.8%	12	10	2	20.3%

Equity Income (R$ Million)
ENERCAN	4Q17	4Q16	Var. R$	Var. %	2017	2016	Var. R$	Var. %

Net Revenue	71	71	0	0.1%	283	275	8	2.7%
Operating Costs / Expenses	(68)	(16)	(52)	319.2%	(133)	(67)	(66)	99.3%
Deprec. / Amortization	(6)	(7)	0	-2.6%	(26)	(26)	1	-2.1%
Net Financial Result	(7)	(4)	(3)	65.1%	(15)	(18)	3	-14.2%
Income Tax	3	(16)	19	-118.6%	(43)	(59)	16	-27.2%
Net Income	(3)	33	(36)	-109.1%	86	117	(31)	-26.7%

11.3.1.5) EBITDA

In 4Q17, EBITDA was of R$ 295 million, compared to R$ 315 million in 4Q16, a reduction of 6.2% (R$ 20 million).

In 2017, EBITDA was of R$ 1,200 million, compared to R$ 1,110 million in 2016, an increase of 8.0% (R$ 90 million).

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Conciliation of Net Income and EBITDA (R$ million)
	4Q17	4Q16	Var.	2,017	2,016	Var.
Net Income	203	161	26.1%	652	505	29.0%
Depreciation and Amortization	31	34		124	127
Financial Result	63	96		329	380
Income Tax /Social Contribution	(1)	24		96	99
EBITDA	295	315	-6.2%	1,200	1,110	8.0%

11.3.1.6) Financial Result

Financial Result (Adjusted - R$ Million)
	4Q17	4Q16	Var.	2017	2016	Var.
Revenues
Income from Financial Investments	14	41	-66.6%	80	103	-22.2%
Fiscal Credits Update	0	0	-39.8%	1	3	-79.2%
Monetary and Foreign Eafchange Updates	(5)	6	-	19	68	-72.3%
PIS and COFINS - over Other Financial Revenues	(1)	(2)	-65.1%	(4)	(5)	-27.3%
Others	5	6	-23.7%	7	14	-52.3%
Total	13	51	-74.0%	103	183	-43.8%

Eafpenses
Debt Charges	(66)	(123)	-46.6%	(354)	(480)	-26.3%
Monetary and Foreign Eafchange Updates	(11)	(22)	-48.0%	(71)	(59)	21.3%
Use of Public Asset	(3)	(2)	36.6%	(8)	(15)	-46.2%
Others	4	(0)	-	1	(9)	-
Total	(76)	(147)	-48.3%	(431)	(562)	-23.3%

Financial Result	(63)	(96)	-34.5%	(329)	(379)	-13.4%

In 4Q17, the financial result was a net expense of R$ 63 million, representing a reduction of 34.5% (R$ 33 million), compared to net financial expenses of R$ 96 million registered in 4Q16.

•         Financial Revenues moved from R$ 51 million in 4Q16 to R$ 13 million in 4Q17, a reduction of 74.0% (R$ 38 million), due to:

✓  Reduction of 66.6% (R$ 27 million) in income from financial investments;

✓  Reduction of R$ 11 million in monetary and foreign exchange updates, due to the effect of the zero-cost collar derivative2, from a gain of R$ 6 million in 4Q16 to a loss of R$ 5 million in 4Q17;

✓  Reduction of 23.7% (R$ 1 million) in other financial revenues;

Partially offset by:

✓  Reduction of 65.1% (R$ 1 million) in PIS and COFINS over other financial revenue (revenue reducer).

•         Financial Expenses moved from R$ 147 million in 4Q16 to R$ 76 million in 4Q17, a reduction of 48.3% (R$ 71 million), due to:

2 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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✓  Reduction of 46.6% (R$ 57 million) in debt charges, mainly due to the reduction in the CDI interbank rate;

✓  Reduction of 48.0% (R$ 10 million) in monetary and foreign exchange updates;

✓  Reduction of R$ 4 million in other financial expenses;

Partially offset by:

✓  Increase of 36.6% (R$ 1 million) in the financial expenses with the Use of Public Asset (UBP).

In 2017, the financial result was a net expense of R$ 329 million, representing a reduction of 13.4% (R$ 51 million).

•         Financial Revenues moved from R$ 183 million in 2016 to R$ 103 million in 2017, a reduction of 43.8% (R$ 80 million), due to:

✓  Reduction of 72.3% (R$ 49 million) in monetary and foreign exchange updates;

✓  Reduction of 22.2% (R$ 23 million) in income from financial investments;

✓  Reduction of 52.3% (R$ 7 million) in other financial revenues;

✓  Reduction of 79.2% (R$ 2 million) in fiscal credits update;

Partially offset by:

✓  Reduction of 27.3% (R$ 1 million) in PIS and COFINS over other financial revenue (revenue reducer).

•         Financial Expenses moved from R$ 562 million in 2016 to R$ 431 million in 2017, a reduction of 23.3% (R$ 131 million), due to:

✓  Reduction of 26.3% (R$ 126 million) in debt charges, mainly due to the reduction in the CDI interbank rate;

✓  Reduction of 46.2% (R$ 7 million) in the financial expenses with the Use of Public Asset (UBP);

✓  Reduction of R$ 10 million in other financial expenses;

Partially offset by:

✓  Increase of 21.3% (R$ 12 million) in monetary and foreign exchange updates.

11.3.1.7) Net Income

In 4Q17, net income was of R$ 203 million, compared to a net income of R$ 161 million in 4Q16, an increase of 26.1%. In 2017, net income was of R$ 652 million, compared to a net income of R$ 505 million in 2016, an increase of 29.0%.

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11.4) CPFL Renováveis

11.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (100% Participation - R$ Million)
	4Q17	4Q16	Var. %	2017	2016	Var. %
Gross Operating Revenue	563	541	4.1%	2,067	1,774	16.5%
Net Operating Revenue	543	509	6.8%	1,959	1,673	17.1%
Cost of Electric Power	(129)	(129)	-0.1%	(348)	(272)	27.9%
Operating Costs & Expenses	(215)	(257)	-16.1%	(1,006)	(961)	4.7%
EBIT	199	123	61.7%	605	440	37.4%
EBITDA (1)	354	270	31.5%	1,222	993	23.0%
Financial Income (Expense)	(134)	(141)	-4.5%	(511)	(535)	-4.5%
Income Before Taxes	64	(18)	-	94	(95)	0.0%
Net Income	40	(24)	-	20	(141)	-

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

11.4.1.1) Variations in the Income Statement of CPFL Renováveis

In 4Q17, CPFL registered an EBITDA of R$ 354 million, 31.5% higher than the amount registered in 4Q16.

In 2017, EBITDA was R$1,222 million, 23.0% (R$ 229 million) higher than the amount registered in 2016. The variations in results over the years were mainly influenced by the increase in net revenue as a result of the new capacity coming into operation and by the lower amount of provision and write-off of non-current assets in 2017, which were partially offset by the higher energy generation costs due basically to GSF and portfolio growth.

11.4.1.2) Operating Revenue

Gross Operating Revenue reached R$ 563 million in 4Q17, representing an increase of 4.1% (R$ 22 million). Net Operating Revenue reached R$ 543 million in 4Q17, representing an increase of 6.8% (R$ 34 million). This increase is mainly due to the following factors:

     Wind Source:

(i)    Commercial start-up of the Campo dos Ventos, São Benedito and Pedra Cheirosa wind complexes, partially offset by the lower volume of energy generated, mainly in the farms of Ceará;

(ii)   Positive effect of the new energy auction through MCSD, since the free market contract price was higher than the contract price in the regulated market for the eight wind farms that participated in this auction. In addition, the energy surplus of some of these farms was settled at the spot price (PLD);

(iii)  Contracts price readjustments. These items were partially offset by a lower generation on the wind complexes in Ceará (complexes that were operated by Suzlon);

SHPPs Source:

(iv) Due basically to hedge and swap operations settled at the spot price (PLD) at the Holding, with counterpart in energy purchase. These effects were partially offset by the difference of the seasonalization of the physical guarantees of the SHPPs and the higher GSF in Proinfa plants;

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Biomass Source:

(v)  Reduction in the revenue from the biomass thermoelectric power plants due mainly to the positive effect on Bio Formosa (generation indemnity at spot price - PLD) in 4Q16, partially offset by the positive effect of the plants seasonalization strategy.

Gross Operating Revenue reached R$ 2,067 million in 2017, representing an increase of 16.5% (R$ 293 million). Net Operating Revenue reached R$ 1,959 million in 4Q17, representing an increase of 17.1% (R$ 286 million). This increase is mainly due to the following factors:

     Wind Source:

(i)    Commercial start-up of the Campo dos Ventos, São Benedito and Pedra Cheirosa wind complexes, partially offset by the lower volume of energy generated, mainly in the farms of Ceará;

(ii)   Positive effect of the new energy auction through MCSD, since the free market contract price was higher than the contract price in the regulated market for the eight wind farms that participated in this auction. In addition, the energy surplus of some of these farms was settled at the spot price (PLD);

(iii)  Contracts price readjustments. These items were partially offset by a lower generation on the wind complexes in Ceará (complexes that were operated by Suzlon);

SHPPs Source:

(iv) Higher revenues from the SHPPs due the difference of the seasonalization of the physical guarantee, start-up of Mata Velha SHPP and the contracts price readjustment.

Biomass Source:

(v)  Higher revenue from the biomass thermoelectric power plants due to the strategy of seasonalization of the physical guarantee and price readjustments.

11.4.1.3) Cost of Electric Power

In 4Q17, Cost of Electric Power was of R$ 129 million, the same amount registered in 4Q16.

In 2017, Cost of Eletric Power was of R$ 348 million, representing an increase of 27.9% (R$ 76 million) in relation to 2016, due to the following factors:

•         Higher GSF in SHPPs;

•         Purchase of energy to meet the exposure in the spot market, hedge and coverage recomposition in 2017.

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11.4.1.4) Operating Costs and Expenses

In 4Q17, Operating Costs and Expenses reached R$ 215 million, representing a reduction of 16.1% (R$ 41 million). The table below shows a summary of the main variations in PMSO:

PMSO (R$ million)
	4Q17	4Q16	Variation		2,017	2,016	Variation
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(27)	(23)	(4)	17.1%	(98)	(86)	(12)	13.8%
Material	(8)	(2)	(6)	322.8%	(25)	(9)	(16)	178.9%
Outsourced Services	(23)	(47)	24	-51.3%	(170)	(180)	10	-5.6%
Other Operating Costs/Expenses	(2)	(38)	36	(0.9)	(96)	(132)	36	-27.0%
GSF Risk Premium	(1)	(1)	1	-	(1)	(1)	-	-
Others	(2)	(37)	35	-95.1%	(95)	(131)	36	-27.3%
Total PMSO	(60)	(110)	50	-45.7%	(389.4)	(407.7)	18	-4.5%

The reduction in operating costs and expenses é explained mainly due to:

     (i)       Other operating Costs/ Expenses: lower amount provisioned and write-off of non-current assets in 2017 compared to 2016, as shown in the table below. The write-off of project assets is due to investment uncertainty. In addition, there were write-offs of accounts receivable, as a result of a supplier's auto-default decree (Suzlon) and provisions for asset losses.

Provisions and Write-offs of Assets

4Q17	4Q16	4Q17 vs 4Q16	2017	2016	2017 vs 2016
(20,438)	(73,567)	-72.2%	(45,872)	(81,058)	-43.4%

In 2017, Operating Costs and Expenses reached R$ 1.006 million, representing an increase of 4.7% (R$ 46 million). The main factors that explain this increase are:

     (i)       Personnel: increase due mainly to the higher number of employees and also by the collective bargaining agreement. In addition, 45 former employees from the Suzlon supplier were hired to continue O&M operations of the wind turbines of Ceará’s wind farms;

    (ii)       Material: increase due mainly to the maintenance as a result of O&M services in Ceará’s farms occurred in 4Q17 and the purchase of wood chips for the biomass thermoelectric power plants (baldin, Coopcana and Alvorada);

   (iii)       Depreciation: increase due basically to the start-up of new assets during the last 12 months.

11.4.1.5) EBITDA

In 4Q17, EBITDA was of R$ 354 million, compared to R$ 270 million in 4Q16, an increase of 31.5% (R$ 85 million). These results are basically due to the higher net revenue resulting mainly from the start-up of new assets, the energy sales strategy in the MCSD and the lower amount of provisions and write-offs of assets occurred in the period.

In 2017, EBITDA was of R$1.222 million, compared to R$993 million, an increase of 23.0% (R$ 228 million). This result reflects the reversal of the result, from a net loss of R$ 141 million to a net income of R$ 20 million.

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Conciliation of Net Income and EBITDA (R$ million)
	4Q17	4Q16	Var.	2017	2016	Var.
Net income	40	(24)	-266.4%	20	(141)	-113.9%
Amortization	155	146		617	553
Financial Results	134	141		511	535
Income Tax /Social Contribution	24	6		74	46
EBITDA	354	270	31.5%	1,222	993	23.0%

11.4.1.6) Financial Result

Financial Result (Adjusted - R$ Million)
	4T17	4T16	Var.	2017	2016	Var.
Revenues
Income from Financial Investments	26	31	-14.3%	126	112	12.1%
Late payment interest and fines	0	2	-97.6%	1	5	-79.8%
Judicial Deposits Update	0	0	101.7%	1	1	-32.2%
Monetary and Foreign Exchange Updates	2	0	1043.5%	2	2	-2.4%
PIS and COFINS - over Other Financial Revenues	(1)	(2)	-27.5%	(5)	(6)	-11.8%
Others	4	4	2.5%	13	18	-28.6%
Total	31	36	-15.7%	137	134	2.6%
	-	-	0.0%	-	-	0.0%
Expenses
Debt Charges	(127)	(156)	-18.8%	(559)	(592)	-5.5%
Monetary and Foreign Exchange Updates	(19)	(21)	-11.3%	(72)	(84)	-14.6%
(-) Capitalized Interest	2	11	-81.5%	30	55	-45.5%
Others	(22)	(10)	122.2%	(47)	(46)	2.3%
Total	(165)	(176)	-6.1%	(649)	(667)	-2.8%
	-	-		-	-
Financial Result	(135)	(140)	-3.6%	(511)	(533)	-4.2%

In 4Q17, net Financial Result was an expense of R$ 135 million, representing a reduction of 3.6% (R$ 5 million) compared to 4Q16.

In 2017, net Financial Result was an expense of R$ 511 million, representing a reduction of 4.2% (R$ 22 million) compared to 2016.

The main factors that affected the financial result, not only in the quarter but also in the year, were:

     (i)       Fall in the CDI Interbank Rate and TJLP;

    (ii)       The accelerated growth in the Company's assets portfolio is naturally associated with long-term debt, which, as new capacity comes into operation or the acquisitions are consolidated in CPFL Renováveis, increase its financial expenses, affecting its net results. On the other hand, the growth of the portfolio also provides an increase in the generation of operational cash and value for the Companies.

11.4.1.7) Net Income

In 4Q17, Net Income was of R$ 40 million, compared to a Net Loss of R$ 24 million in 4Q16, a variation of R$ 65 million.

In 2017, Net Income was of R$ 20 million, compared to a Net Loss of R$ 141 million in 2016, a variation of R$ 161 million.

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These results are mainly due to the increase in net revenue and the lower provisions and write-offs of assets in 2017 (in relation to 2016), which were partially offset by higher energy generation costs due basically to GSF and portfolio growth. In addition, there was lower net financial expense – a consequence of the current macroeconomic scenario.

11.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% participation) totaled 2,103 MW of operating installed capacity and 30 MW of capacity under construction. The operational power plants comprises 39 Small Hydroelectric Power Plants – SHPPs (423 MW), 45 wind farms (1,309 MW), 8 biomass thermoelectric power plants (370 MW) and 1 solar power plant (1 MW). Still under construction there is 1 SHPP (30 MW).

Additionally, CPFL Renováveis owns wind, solar and SHPP projects under development totaling 2,574 MW, representing a total portfolio of 4,707 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date.

CPFL Renováveis - Portfolio (100% participation)
In MW	SHPP	Biomass	Wind	Solar	Total
Operating	423	370	1,309	1	2,103
Under construction	30	-	-	-	30
Under development	242	-	1,980	352	2,574
Total	695	370	3,289	353	4,707

Boa Vista II SHPP

The Boa Vista II SHPP, project located in the State of Minas Gerais, is scheduled to start operating in 1Q20. The installed capacity is of 29.9 MW and the physical guarantee is of 14.8 average-MW. Energy was sold through a long-term contract in the 2015 A-5 new energy auction (price: R$ 233.59/MWh – December 2017).

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12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	12/31/2017	12/31/2016

CURRENT
Cash and Cash Equivalents	3,249,642	6,164,997
Consumers, Concessionaries and Licensees	4,301,283	3,765,893
Dividend and Interest on Equity	56,145	73,328
Recoverable Taxes	395,045	403,848
Derivatives	444,029	163,241
Sectoral Financial Assets	210,834	-
Concession Financial Assets	23,736	10,700
Other Credits	900,498	797,181
TOTAL CURRENT	9,581,212	11,379,187

NON-CURRENT
Consumers, Concessionaries and Licensees	236,539	203,185
Affiliates, Subsidiaries and Parent Company	8,612	47,631
Judicial Deposits	839,990	550,072
Recoverable Taxes	233,444	198,286
Sectoral Financial Assets	355,003	-
Derivatives	203,901	641,357
Deferred Taxes	943,199	922,858
Concession Financial Assets	6,545,668	5,363,144
Investments at Cost	116,654	116,654
Other Credits	840,192	766,253
Investments	1,001,550	1,493,753
Property, Plant and Equipment	9,787,125	9,712,998
Intangible	10,589,824	10,775,613
TOTAL NON-CURRENT	31,701,701	30,791,805

TOTAL ASSETS	41,282,912	42,170,992

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12.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2017	12/31/2016

CURRENT
Suppliers	3,296,870	2,728,130
Loans and Financing	3,589,607	1,875,648
Debentures	1,703,073	1,547,275
Employee Pension Plans	60,801	33,209
Regulatory Charges	581,600	366,078
Taxes, Fees and Contributions	710,303	681,544
Dividend and Interest on Equity	297,744	232,851
Accrued Liabilities	116,080	131,707
Derivatives	10,230	6,055
Sectoral Financial Liabilities	40,111	597,515
Public Utilities	10,965	10,857
Other Accounts Payable	961,306	807,623
TOTAL CURRENT	11,378,688	9,018,492

NON-CURRENT
Suppliers	128,438	129,781
Loans and Financing	7,402,450	11,168,394
Debentures	7,473,454	7,452,672
Employee Pension Plans	880,360	1,019,233
Taxes, Fees and Contributions	18,839	26,814
Deferred Taxes	1,249,591	1,324,134
Reserve for Tax, Civil and Labor Risks	961,134	833,276
Derivatives	84,576	112,207
Sectoral Financial Liabilities	8,385	317,406
Public Utilities	83,766	86,624
Other Accounts Payable	426,889	309,292
TOTAL NON-CURRENT	18,717,881	22,779,832

SHAREHOLDERS' EQUITY
Capital	5,741,284	5,741,284
Capital Reserve	468,014	468,014
Legal Reserve	798,090	739,102
Statutory Reserve - Concession Financial Assets	826,600	702,928
Statutory Reserve - Strengthening of Working Capital	1,292,046	545,505
Dividend	-	7,820
Other Comprehensive Income	(164,506)	(234,633)
Retained Earnings	-	-
	8,961,528	7,970,021
Non-Controlling Shareholders' Interest	2,224,816	2,402,648
TOTAL SHAREHOLDERS' EQUITY	11,186,344	10,372,668

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	41,282,912	42,170,992

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12.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	4Q17	4Q16	Variation	2017	2016	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	6,889,384	6,266,120	9.9%	25,696,996	24,048,596	6.9%
Electricity Sales to Distributors	1,624,659	1,145,511	41.8%	6,146,626	3,546,690	73.3%
Revenue from building the infrastructure	592,724	537,073	10.4%	2,073,423	1,354,023	53.1%
Update of concession's financial asset	112,730	(11,313)	-	204,443	186,148	9.8%
Sectorial financial assets and liabilities	851,553	(342,455)	-	1,900,837	(2,094,695)	-
Other Operating Revenues	1,022,363	1,000,614	2.2%	4,031,173	3,743,823	7.7%
	11,093,412	8,595,549	29.1%	40,053,498	30,784,584	30.1%

DEDUCTIONS FROM OPERATING REVENUES	(3,633,780)	(3,083,767)	17.8%	(13,308,593)	(11,672,495)	14.0%
NET OPERATING REVENUES	7,459,632	5,511,783	35.3%	26,744,905	19,112,089	39.9%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(4,305,813)	(2,903,992)	48.3%	(15,617,498)	(9,849,252)	58.6%
Electricity Network Usage Charges	(390,449)	(333,170)	17.2%	(1,284,020)	(1,350,990)	-5.0%
	(4,696,263)	(3,237,162)	45.1%	(16,901,518)	(11,200,242)	50.9%
OPERATING COSTS AND EXPENSES
Personnel	(378,816)	(320,561)	18.2%	(1,377,158)	(1,093,917)	25.9%
Material	(67,966)	(46,125)	47.4%	(249,974)	(189,946)	31.6%
Outsourced Services	(178,942)	(187,877)	-4.8%	(727,152)	(651,195)	11.7%
Other Operating Costs/Expenses	(210,061)	(264,776)	-20.7%	(752,633)	(734,297)	2.5%
Allowance for Doubtful Accounts	(36,212)	(46,323)	-21.8%	(155,098)	(176,349)	-12.1%
Legal and judicial expenses	(60,655)	(43,661)	38.9%	(188,355)	(181,888)	3.6%
Others	(113,194)	(174,793)	-35.2%	(409,181)	(376,060)	8.8%
Cost of building the infrastructure	(592,707)	(536,534)	10.5%	(2,071,698)	(1,352,214)	53.2%
Employee Pension Plans	(28,461)	(25,021)	13.7%	(113,887)	(76,504)	48.9%
Depreciation and Amortization	(316,061)	(285,758)	10.6%	(1,242,837)	(1,036,055)	20.0%
Amortization of Concession's Intangible	(70,689)	(68,839)	2.7%	(286,215)	(255,110)	12.2%
	(1,843,704)	(1,735,490)	6.2%	(6,821,554)	(5,389,239)	26.6%

EBITDA[1]	1,366,242	1,004,341	36.0%	4,863,856	4,125,766	17.9%

INCOME FROM ELECTRIC ENERGY SERVICE	919,665	539,131	70.6%	3,021,834	2,522,608	19.8%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	171,418	268,348	-36.1%	880,314	1,200,503	-26.7%
Financial Expenses	(461,266)	(721,947)	-36.1%	(2,367,868)	(2,653,977)	-10.8%
	(289,848)	(453,598)	-36.1%	(1,487,554)	(1,453,474)	2.3%

EQUITY ACCOUNTING
Equity Accounting	59,827	110,614	-45.9%	312,970	311,993	0.3%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(579)	(579)	0.0%
	59,682	110,469	-46.0%	312,390	311,414	0.3%

INCOME BEFORE TAXES ON INCOME	689,500	196,002	251.8%	1,846,670	1,380,547	33.8%

Social Contribution	(55,343)	(25,743)	115.0%	(168,728)	(150,859)	11.8%
Income Tax	(136,605)	(33,056)	313.3%	(434,901)	(350,631)	24.0%

NET INCOME	497,551	137,203	262.6%	1,243,042	879,057	41.4%
Controlling Shareholders' Interest	458,578	138,159	231.9%	1,179,750	900,885	31.0%
Non-Controlling Shareholders' Interest	38,974	(956)	-	63,292	(21,828)	-

Note: (1)  EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

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12.4) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	4Q17	2017

Beginning Balance	3,832,155	6,164,997

Net Income Before Taxes	689,499	1,846,670

Depreciation and Amortization	386,750	1,529,052
Interest on Debts and Monetary and Foreign Exchange Restatements	216,075	1,863,311
Consumers, Concessionaries and Licensees	313,644	(722,406)
Sectoral Financial Assets	(164,220)	(425,004)
Accounts Receivable - Resources Provided by the CDE/CCEE	(12,285)	(29,354)
Suppliers	(854,191)	565,945
Sectoral Financial Liabilities	(462,083)	(1,089,592)
Accounts Payable - CDE	11,697	17,544
Interest on Debts and Debentures Paid	(484,976)	(1,846,453)
Income Tax and Social Contribution Paid	28,814	(338,175)
Others	264,525	662,486
	(756,250)	187,354

Total Operating Activities	(66,751)	2,034,024

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(693,562)	(2,570,433)
Others	1,794	61,112
Total Investment Activities	(691,768)	(2,509,321)

Financing Activities
Loans and Debentures	1,852,517	3,398,084
Principal Amortization of Loans and Debentures, Net of Derivatives	(1,466,468)	(5,375,902)
Dividend and Interest on Equity Paid	(87,231)	(336,934)
Others	(122,811)	(125,305)
Total Financing Activities	176,007	(2,440,056)

Cash Flow Generation	(582,512)	(2,915,354)

Ending Balance - 12/31/2017	3,249,642	3,249,642

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12.5) Income Statement – Conventional Generation Segment

(R$ thousands)

Conventional Generation
	4Q17	4Q16	Var.	2017	2016	Var.
OPERATING REVENUE
Eletricity Sales to Distributors	297,947	282,038	5.6%	1,168,469	1,089,447	7.3%
Other Operating Revenues	93,009	7,518	1137.2%	134,350	15,757	752.6%
	390,957	289,555	35.0%	1,302,819	1,105,204	17.9%

DEDUCTIONS FROM OPERATING REVENUE	(30,916)	(26,829)	15.2%	(112,556)	(102,091)	10.3%
NET OPERATING REVENUE	360,040	262,726	37.0%	1,190,263	1,003,113	18.7%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(41,529)	(22,263)	86.5%	(120,291)	(74,051)	62.4%
Eletricity Network Usage Charges	(7,176)	(6,508)	10.3%	(27,088)	(24,470)	10.7%
	(48,705)	(28,771)	69.3%	(147,379)	(98,521)	49.6%
OPERATING COSTS AND EXPENSES
Personnel	(10,922)	(8,861)	23.3%	(39,500)	(36,099)	9.4%
Material	(639)	(714)	-10.5%	(4,381)	(2,833)	54.6%
Outsourced Services	(6,661)	(7,376)	-9.7%	(26,211)	(22,247)	17.8%
Other Operating Costs/Expenses	(57,258)	(12,326)	364.5%	(84,182)	(43,507)	93.5%
Employee Pension Plans	(517)	(517)	0.0%	(2,067)	(1,677)	23.3%
Depreciation and Amortization	(25,718)	(31,113)	-17.3%	(110,588)	(116,630)	-5.2%
Amortization of Concession's Intangible	(5,066)	(2,492)	103.3%	(12,541)	(9,966)	25.8%
	(106,781)	(63,399)	68.4%	(279,469)	(232,960)	20.0%

EBITDA	295,165	314,776	-6.2%	1,199,514	1,110,221	8.0%

EBIT	204,554	170,556	19.9%	763,415	671,631	13.7%

FINANCIAL INCOME (EXPENSE)
Financial Income	13,264	50,970	-74.0%	102,714	182,574	-43.7%
Financial Expenses	(76,011)	(146,917)	-48.3%	(431,290)	(562,196)	-23.3%
	(62,747)	(95,948)	-34.6%	(328,576)	(379,622)	-13.4%

EQUITY ACCOUNTING
Equity Accounting	59,827	110,614	-45.9%	312,970	311,993	0.3%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(579)	(579)	0.0%
	59,682	110,469	-46.0%	312,390	311,414	0.3%

INCOME BEFORE TAXES ON INCOME	201,489	185,078	8.9%	747,229	603,424	23.8%

Social Contribution	(341)	(6,796)	-95.0%	(26,086)	(26,499)	-1.6%
Income Tax	1,575	(17,544)	-109.0%	(69,603)	(72,031)	-3.4%

NET INCOME (LOSS)	202,722	160,738	26.1%	651,541	504,894	29.0%

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12.6) Income Statement – CPFL Renováveis

(R$ thousands)

Consolidated (100% Participation)
	4Q17	4Q16	Var.	Var. %	2017	2016	Var.	Var. %
OPERATING REVENUES
Eletricity Sales to Final Consumers	6,111	31,383	(25,271)	-80.5%	41,469	99,793	(58,324)	-58.4%
Eletricity Sales to Distributors	552,345	505,991	46,354	9.2%	2,016,565	1,659,063	357,502	21.5%
Other Operating Revenues	4,847	3,963	883	22.3%	9,238	15,408	(6,170)	-40.0%
	563,303	541,337	21,966	4.1%	2,067,273	1,774,264	293,009	16.5%

DEDUCTIONS FROM OPERATING REVENUES	(20,006)	(32,408)	12,402	-38.3%	(108,189)	(101,335)	(6,853)	6.8%
NET OPERATING REVENUES	543,297	508,929	34,368	6.8%	1,959,084	1,672,929	286,156	17.1%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(100,175)	(105,490)	5,314	-5.0%	(248,339)	(187,274)	(61,066)	32.6%
Eletricity Network Usage Charges	(28,989)	(23,864)	(5,126)	21.5%	(99,690)	(84,852)	(14,838)	17.5%
	(129,165)	(129,353)	189	-0.1%	(348,029)	(272,125)	(75,904)	27.9%
OPERATING COSTS AND EXPENSES
Personnel	(26,525)	(22,649)	(3,876)	17.1%	(98,388)	(86,460)	(11,928)	13.8%
Material	(7,809)	(1,847)	(5,962)	322.8%	(24,524)	(8,795)	(15,730)	178.9%
Outsourced Services	(23,009)	(47,272)	24,263	-51.3%	(170,095)	(180,268)	10,172	-5.6%
Other Operating Costs/Expenses	(2,436)	(38,302)	35,866	-93.6%	(96,435)	(132,151)	35,716	-27.0%
Depreciation and Amortization	(116,471)	(108,028)	(8,442)	7.8%	(461,694)	(400,698)	(60,996)	15.2%
Amortization of Concession's Intangible	(39,017)	(38,461)	(555)	1.4%	(155,323)	(152,471)	(2,852)	1.9%
	(215,266)	(256,560)	41,293	-16.1%	(1,006,460)	(960,842)	(45,617)	4.7%

EBITDA (1)	354,353	269,506	84,847	31.5%	1,221,613	993,130	228,483	23.0%

EBIT	198,866	123,016	75,850	61.7%	604,596	439,961	164,635	37.4%

FINANCIAL INCOME (EXPENSE)
Financial Income	30,789	34,912	(4,123)	-11.8%	137,746	132,653	5,092	3.8%
Financial Expenses	(165,213)	(175,708)	10,495	-6.0%	(648,571)	(667,344)	18,774	-2.8%
	(134,424)	(140,796)	6,372	-4.5%	(510,825)	(534,691)	23,866	-4.5%

INCOME BEFORE TAXES ON INCOME	64,442	(17,780)	82,222	-462.4%	93,771	(94,730)	188,501	-199.0%

Social Contribution	(10,663)	(6,235)	(4,428)	71.0%	(29,053)	(23,580)	(5,473)	23.2%
Income Tax	(13,418)	(239)	(13,179)	5521.4%	(45,072)	(22,731)	(22,341)	98.3%

NET INCOME	40,361	(24,254)	64,615	-266.4%	19,645	(141,042)	160,687	-113.9%

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12.7) Income Statement – Distribution Segment

(R$ thousands)

Consolidated
	4Q17	4Q16	Variation	2017	2016	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	6,381,135	5,812,404	9.8%	23,755,821	22,476,837	5.7%
Electricity Sales to Distributors	274,833	339,012	-18.9%	2,018,813	797,885	153.0%
Revenue from building the infrastructure	592,281	522,301	13.4%	2,026,224	1,304,463	55.3%
Adjustments to the concession´s financial asset	112,730	(11,313)	-	204,443	186,148	9.8%
Sectoral financial assets and liabilities	851,553	(342,455)	-	1,900,837	(2,094,695)	-
Other Operating Revenues	966,731	967,637	-0.1%	3,862,214	3,602,076	7.2%
	9,179,261	7,287,585	26.0%	33,768,351	26,272,714	28.5%

DEDUCTIONS FROM OPERATING REVENUE	(3,446,011)	(2,955,398)	16.6%	(12,691,734)	(11,233,023)	13.0%
NET OPERATING REVENUE	5,733,250	4,332,186	32.3%	21,076,618	15,039,691	40.1%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,402,543)	(2,511,062)	35.5%	(12,969,727)	(8,496,403)	52.6%
Electricity Network Usage Charges	(349,375)	(308,461)	13.3%	(1,176,976)	(1,263,684)	-6.9%
	(3,751,919)	(2,819,523)	33.1%	(14,146,703)	(9,760,087)	44.9%
OPERATING COSTS AND EXPENSES
Personnel	(251,374)	(220,388)	14.1%	(920,343)	(728,680)	26.3%
Material	(45,690)	(32,874)	39.0%	(169,670)	(122,964)	38.0%
Outsourced Services	(234,533)	(189,986)	23.4%	(852,732)	(657,259)	29.7%
Other Operating Costs/Expenses	(161,560)	(150,527)	7.3%	(614,693)	(546,520)	12.5%
Allowance for Doubtful Accounts	(35,857)	(41,568)	-13.7%	(155,250)	(168,264)	-7.7%
Legal and Judicial Expenses	(58,804)	(41,860)	40.5%	(179,200)	(168,136)	6.6%
Others	(66,898)	(67,099)	-0.3%	(280,243)	(210,119)	33.4%
Cost of building the infrastructure	(592,280)	(522,301)	13.4%	(2,026,223)	(1,304,463)	55.3%
Employee Pension Plans	(27,944)	(24,504)	14.0%	(111,820)	(74,827)	49.4%
Depreciation and Amortization	(105,464)	(139,146)	-24.2%	(574,244)	(497,825)	15.4%
Amortization of Concession's Intangible	(73,641)	(12,207)	503.2%	(118,351)	(29,960)	295.0%
Amortization of goodwill derived from acquisition	(15,308)	(18,445)	-17.0%	(71,145)	(63,548)	12.0%
	(1,507,795)	(1,310,379)	15.1%	(5,459,219)	(4,026,047)	35.6%

EBITDA (IFRS)(1)	667,948	372,082	79.5%	2,234,435	1,844,891	21.1%

EBIT	473,536	202,285	134.1%	1,470,695	1,253,557	17.3%

FINANCIAL INCOME (EXPENSE)
Financial Income	124,905	164,699	-24.2%	597,133	781,366	-23.6%
Financial Expenses	(213,773)	(365,529)	-41.5%	(1,163,600)	(1,331,972)	-12.6%
Interest on Equity
	(88,868)	(200,830)	-55.7%	(566,467)	(550,607)	2.9%

INCOME BEFORE TAXES ON INCOME	384,668	1,455	26341.0%	904,228	702,950	28.6%

Social Contribution	(17,158)	(5,771)	197.3%	(79,876)	(80,662)	-1.0%
Income Tax	(47,012)	(15,606)	201.2%	(219,634)	(215,086)	2.1%

Net Income (IFRS)	320,497	(19,922)	-	604,718	407,202	48.5%

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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12.8) Income Statement – Distribution Segment (without RGE Sul)

(R$ thousands)

Consolidated (without RGE Sul)
	4Q17	4Q16	Variation	2017	2016	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	5,364,524	5,087,817	5.4%	19,847,782	21,752,250	-8.8%
Electricity Sales to Distributors	223,121	321,817	-30.7%	1,683,240	780,690	115.6%
Revenue from building the infrastructure	481,852	455,449	5.8%	1,615,448	1,237,611	30.5%
Adjustments to the concession´s financial asset	102,542	(16,225)	-	180,119	181,235	-0.6%
Sectoral financial assets and liabilities	725,223	(311,017)	-	1,679,046	(2,063,256)	-
Other Operating Revenues	831,638	858,693	-3.2%	3,281,042	3,493,132	-6.1%
	7,728,899	6,396,534	20.8%	28,286,678	25,381,663	11.4%

DEDUCTIONS FROM OPERATING REVENUE	(2,919,793)	(2,587,024)	12.9%	(10,604,633)	(10,864,649)	-2.4%
NET OPERATING REVENUE	4,809,106	3,809,509	26.2%	17,682,046	14,517,014	21.8%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,888,749)	(2,223,287)	29.9%	(10,967,701)	(8,208,628)	33.6%
Electricity Network Usage Charges	(281,309)	(270,576)	4.0%	(943,778)	(1,225,799)	-23.0%
	(3,170,057)	(2,493,863)	27.1%	(11,911,480)	(9,434,427)	26.3%
OPERATING COSTS AND EXPENSES
Personnel	(207,476)	(187,811)	10.5%	(759,184)	(696,103)	9.1%
Material	(38,249)	(27,332)	39.9%	(139,191)	(117,421)	18.5%
Outsourced Services	(192,923)	(167,808)	15.0%	(717,968)	(635,082)	13.1%
Other Operating Costs/Expenses	(144,395)	(117,999)	22.4%	(537,408)	(513,991)	4.6%
Allowance for Doubtful Accounts	(29,419)	(36,466)	-19.3%	(126,734)	(163,162)	-22.3%
Legal and Judicial Expenses	(61,666)	(30,764)	100.4%	(188,205)	(157,040)	19.8%
Others	(53,309)	(50,769)	5.0%	(222,468)	(193,789)	14.8%
Cost of building the infrastructure	(481,852)	(455,449)	5.8%	(1,615,448)	(1,237,611)	30.5%
Employee Pension Plans	(25,489)	(23,007)	10.8%	(101,987)	(73,330)	39.1%
Depreciation and Amortization	(71,920)	(116,846)	-38.4%	(473,653)	(475,526)	-0.4%
Amortization of Concession's Intangible	(66,056)	(5,918)	1016.3%	(83,808)	(23,670)	254.1%
Amortization of goodwill derived from acquisition	(15,308)	(18,445)	-17.0%	(39,729)	(63,548)	-37.5%
	(1,243,666)	(1,120,614)	11.0%	(4,468,375)	(3,836,283)	16.5%

EBITDA(1)	548,666	336,241	63.2%	1,899,381	1,809,050	5.0%

EBIT	395,383	195,032	102.7%	1,302,191	1,246,305	4.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	107,972	158,836	-32.0%	517,878	775,502	-33.2%
Financial Expenses	(183,498)	(326,753)	-43.8%	(977,482)	(1,293,197)	-24.4%
Interest on Equity
	(75,526)	(167,918)	-55.0%	(459,603)	(517,695)	-11.2%

INCOME BEFORE TAXES ON INCOME	319,857	27,115	1079.6%	842,587	728,610	15.6%

Social Contribution	(19,361)	(5,234)	269.9%	(77,408)	(80,125)	-3.4%
Income Tax	(53,292)	(14,115)	277.6%	(212,884)	(213,595)	-0.3%

Net Income	247,204	7,766	3083.3%	552,295	434,890	27.0%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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12.9) Economic-Financial Performance by Distributor

(R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	4Q17	4Q16	Var.	2017	2016	Var.
Gross Operating Revenue	4,120,153	3,370,861	22.2%	14,886,770	13,183,066	12.9%
Net Operating Revenue	2,580,722	1,998,615	29.1%	9,326,596	7,555,155	23.4%
Cost of Electric Power	(1,751,526)	(1,312,976)	33.4%	(6,453,927)	(4,992,385)	29.3%
Operating Costs & Expenses	(595,434)	(562,961)	5.8%	(2,248,138)	(1,904,120)	18.1%
EBIT	233,762	122,678	90.5%	624,531	658,651	-5.2%
EBITDA(1)	295,373	177,586	66.3%	860,328	873,130	-1.5%
Financial Income (Expense)	(35,758)	(83,624)	-57.2%	(220,475)	(244,640)	-9.9%
Income Before Taxes	198,004	39,054	407.0%	404,056	414,011	-2.4%
Net Income	162,103	20,211	702.1%	280,359	255,329	9.8%

CPFL PIRATININGA
	4Q17	4Q16	Var.	2017	2016	Var.
Gross Operating Revenue	1,764,173	1,359,352	29.8%	6,402,060	5,741,707	11.5%
Net Operating Revenue	1,097,527	768,287	42.9%	3,997,322	3,132,760	27.6%
Cost of Electric Power	(741,957)	(574,180)	29.2%	(2,828,403)	(2,186,823)	29.3%
Operating Costs & Expenses	(261,778)	(215,185)	21.7%	(843,472)	(721,502)	16.9%
EBIT	93,792	(21,078)	-	325,447	224,435	45.0%
EBITDA(1)	118,106	2,479	4664.4%	421,784	317,096	33.0%
Financial Income (Expense)	(10,650)	(43,375)	-75.4%	(100,626)	(106,879)	-5.9%
Income Before Taxes	83,142	(64,453)	-	224,821	117,556	91.2%
Net Income	64,172	(44,490)	-	152,080	68,114	123.3%

RGE
	4Q17	4Q16	Var.	2017	2016	Var.
Gross Operating Revenue	1,442,622	1,287,346	12.1%	5,448,017	5,027,031	8.4%
Net Operating Revenue	876,121	795,824	10.1%	3,351,571	2,947,061	13.7%
Cost of Electric Power	(536,934)	(481,286)	11.6%	(2,058,974)	(1,769,518)	16.4%
Operating Costs & Expenses	(276,668)	(241,245)	14.7%	(994,346)	(873,372)	13.9%
EBIT	62,519	73,293	-14.7%	298,252	304,170	-1.9%
EBITDA(1)	103,872	112,547	-7.7%	459,038	457,806	0.3%
Financial Income (Expense)	(22,063)	(36,797)	-40.0%	(112,780)	(143,741)	-21.5%
Income Before Taxes	40,456	36,496	10.8%	185,471	160,429	15.6%
Net Income	25,850	23,514	9.9%	117,700	102,645	14.7%

NOVA CPFL SANTA CRUZ
	4Q17	4Q16	Var.	2017	2016	Var.
Gross Operating Revenue	425,977	378,975	12.4%	1,573,857	1,429,859	10.1%
Net Operating Revenue	277,125	246,784	12.3%	1,028,945	882,038	16.7%
Cost of Electric Power	(160,997)	(125,420)	28.4%	(591,534)	(485,701)	21.8%
Operating Costs & Expenses	(95,778)	(86,189)	11.1%	(323,307)	(277,152)	16.7%
EBIT	20,350	35,174	-42.1%	114,105	119,185	-4.3%
EBITDA(1)	31,320	43,630	-28.2%	158,235	161,016	-1.7%
Financial Income (Expense)	(5,683)	(9,382)	-39.4%	(25,722)	(31,203)	-17.6%
Income Before Taxes	14,668	25,792	-43.1%	88,382	87,982	0.5%
Net Income	11,490	18,304	-37.2%	62,299	60,170	3.5%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

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Summary of Income Statement by Distribution Company (R$ Thousands)

RGE SUL
	4Q17	4Q16	Var.	2017	2016	Var.
Gross Operating Revenue	1,450,362	891,051	62.8%	5,481,673	891,051	515.2%
Net Operating Revenue	924,144	522,677	76.8%	3,394,572	522,677	549.5%
Cost of Electric Power	(581,862)	(325,661)	78.7%	(2,235,223)	(325,661)	586.4%
Operating Costs & Expenses	(264,129)	(189,764)	39.2%	(990,844)	(189,764)	422.1%
EBIT	78,153	7,252	977.6%	168,505	7,252	2223.5%
EBITDA(1)	119,283	35,841	232.8%	335,054	35,841	834.8%
Financial Income (Expense)	(13,342)	(32,912)	-59.5%	(106,864)	(32,912)	224.7%
Income Before Taxes	64,811	(25,660)	-	61,641	(25,660)	-
Net Income	73,294	(27,687)	-	52,422	(27,687)	-

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

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12.10) Sales within the Concession Area by Distributor (In GWh)

CPFL Paulista
	4Q17	4Q16	Var.	2017	2016	Var.
Residential	2,424	2,288	6.0%	9,186	8,938	2.8%
Industrial	2,871	2,713	5.8%	10,892	10,623	2.5%
Commercial	1,459	1,407	3.7%	5,515	5,483	0.6%
Others	1,156	1,122	3.0%	4,367	4,224	3.4%
Total	7,910	7,530	5.1%	29,960	29,267	2.4%

CPFL Piratininga
	4Q17	4Q16	Var.	2017	2016	Var.
Residential	962	922	4.3%	3,864	3,762	2.7%
Industrial	1,637	1,550	5.6%	6,292	6,288	0.1%
Commercial	628	581	8.0%	2,429	2,381	2.0%
Others	293	282	3.9%	1,145	1,117	2.5%
Total	3,520	3,335	5.5%	13,730	13,547	1.3%

RGE
	4Q17	4Q16	Var.	2017	2016	Var.
Residential	651	622	4.7%	2,632	2,581	1.9%
Industrial	875	829	5.5%	3,415	3,288	3.9%
Commercial	331	330	0.3%	1,359	1,374	-1.1%
Others	700	693	1.1%	2,863	2,769	3.4%
Total	2,557	2,474	3.4%	10,268	10,013	2.6%

CPFL Santa Cruz
	4Q17	4Q16	Var.	2017	2016	Var.
Residential	201	193	4.2%	782	766	2.2%
Industrial	239	230	3.9%	933	926	0.7%
Commercial	91	88	3.8%	349	341	2.3%
Others	189	184	2.6%	705	677	4.2%
Total	719	694	3.6%	2,769	2,709	2.2%

RGE Sul (*)
	4Q17	4Q16	Var.	2017	2016	Var.
Residential	628	426	47.4%	2,657	426	523.3%
Industrial	694	446	55.5%	2,815	446	530.8%
Commercial	311	207	50.4%	1,270	207	514.5%
Others	489	373	30.9%	2,107	373	464.9%
Total	2,122	1,452	46.1%	8,849	1,452	509.3%

Note: (*) Considers sales within the concession area from 4Q17 and 2017.

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12.11) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	4Q17	4Q16	Var.	2017	2016	Var.
Residential	2,424	2,288	6.0%	9,186	8,938	2.8%
Industrial	699	764	-8.6%	2,759	3,318	-16.8%
Commercial	1,122	1,179	-4.9%	4,306	4,799	-10.3%
Others	1,111	1,083	2.5%	4,205	4,088	2.9%
Total	5,356	5,315	0.8%	20,456	21,142	-3.2%

CPFL Piratininga
	4Q17	4Q16	Var.	2017	2016	Var.
Residential	962	922	4.3%	3,864	3,762	2.7%
Industrial	310	389	-20.2%	1,245	1,740	-28.5%
Commercial	459	473	-2.9%	1,816	2,059	-11.8%
Others	254	251	1.1%	996	1,033	-3.7%
Total	1,985	2,034	-2.4%	7,921	8,594	-7.8%

RGE
	4Q17	4Q16	Var.	2017	2016	Var.
Residential	651	622	4.7%	2,632	2,581	1.9%
Industrial	311	319	-2.7%	1,220	1,381	-11.6%
Commercial	305	310	-1.4%	1,253	1,298	-3.5%
Others	696	691	0.8%	2,845	2,766	2.8%
Total	1,963	1,941	1.1%	7,949	8,026	-1.0%

CPFL Santa Cruz
	4Q17	4Q16	Var.	2017	2016	Var.
Residential	201	193	4.2%	782	766	2.2%
Industrial	103	133	-22.6%	439	582	-24.5%
Commercial	86	86	-0.3%	333	339	-1.7%
Others	189	184	2.6%	705	677	4.2%
Total	578	595	-2.9%	2,260	2,363	-4.4%

RGE Sul (*)
	4Q17	4Q16	Var.	2017	2016	Var.
Residential	628	426	47.4%	2,657	426	523.3%
Industrial	196	162	21.0%	893	162	452.0%
Commercial	271	191	41.8%	1,120	191	486.3%
Others	487	373	30.5%	2,101	373	463.2%
Total	1,582	1,152	37.3%	6,772	1,152	487.7%

Note: (*) Considers sales to the captive market from 4Q17 and 2017.

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12.12) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation

(R$ million)

Net Debt Pro forma reconciliation (2017)

Net debt - Generation projects
December-17	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Lajeado	Subtotal	Enercan	Baesa	Chapeco-ense	Epasa	Subtotal
Borrowings and debentures	528	6,577	36	7,142	651	63	1,311	221	2,246	9,387
(-) Cash and cash equivalents	(37)	(945)	(24)	(1,006)	(49)	(18)	(116)	(75)	(258)	(1,264)
Net Debt	491	5,632	12	6,135	602	45	1,195	146	1,988	8,123
CPFL stake (%)	65%	52%	59.93%	-	48.72%	25.01%	51%	53.34%	-	-
Net Debt in generation projects	319	2,906	7	3,233	293	11	609	78	992	4,225

Reconciliation
CPFL Energia
Gross Debt		19,615
(-) Cash and cash equivalents		(3,250)
Net Debt (IFRS)		16,366
(-) Fully consolidated projects		(6,064)
(+) Proportional consolidation		4,188
Net Debt (Pro Forma)		14,490

EBITDA Pro Forma reconciliation 2017

EBITDA - Generation projects
2017	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Lajeado	Subtotal	Enercan	Baesa	Chapeco-ense	Epasa	Subtotal
Net operating revenue	322	1,959	38	2,319	580	412	830	789	2,612	4,931
Operating cost and expense	(104)	(737)	(11)	(852)	(273)	(266)	(187)	(518)	(1,244)	(2,096)
EBITDA	218	1,222	28	1,467	307	146	643	271	1,367	2,835
CPFL stake (%)	65%	51.60%	59.93%	-	48.72%	25.01%	51%	53.34%	-	-
Proportional EBITDA	142	630	17	789	150	37	328	145	659	1,447

Reconciliation
CPFL Energia - 3Q17 LTM
Net income		1,243
Amortization		1,529
Financial Results		1,488
Income Tax /Social Contribution		604
EBITDA		4,864
(-) Equity income		(312)
(-) EBITDA - Fully consolidated projects		(1,467)
(+) Proportional EBITDA		1,447

EBITDA Pro Forma		4,531

Net Debt / EBITDA Pro Forma		3.20x

Notes:

1) In accordance with financial covenants calculation in cases of assets acquired by the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.